February 2, 2010

Ms. Joanna Lam
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
150 F Street, N.E.
Washington D.C. 20549-4628

Re:
China Energy Corporation
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed on March 16, 2009
Form 10-Q for the Fiscal Quarter Ended February 28, 2009
Filed on April 20, 2009
Form 10-Q for the Fiscal Quarter Ended May 31, 2009
Filed July 22,2009
File No. 000-52409

Dear Ms. Lam:

On behalf of our client, China Energy Corporation and pursuant to our telephone conversation, attached please find a draft of the Form 10-K/A in response to the prior Staff’s comment letters.

If you have any questions, please do not hesitate to call.

Very truly yours,

Ronit Fischer

Los Angeles    New York    Chicago    Nashville    www.loeb.com

A limited liability partnership including professional corporations

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

☒           Annual report pursuant to  Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended November 30, 2008

☐           Transition report pursuant to  Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______.

Commission file number: 000-52409

CHINA ENERGY CORPORATION
(Exact name of  registrant as specified in its charter)

Nevada		98-0522950
(State or other jurisdiction of incorporation or organization)		(IRS Employer Identification No.)

No. 57 Xinhua East Street Hohhot, Inner Mongolia, People’s Republic of China		010010

(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code	1-888-597-8899
Securities registered under Section 12(b) of the Exchange Act:

Common Stock, $0.001 par value Common		OTCBB
(Title of class)		(Name of exchange on which registered)
Securities registered pursuant to section 12(g) of the Act:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐ No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐ No   ☒

Check whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                      No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐ No   ☒

 Indicate by check mark ifdisclosure of delinquent filers pursuant to  Item 405 of Regulation S-K is not contained herein, , and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.              ☐ Yes     ☒ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date, 45,000,000 as of September 30, 2009.

 DOCUMENTS INCORPORATED BY REFERENCE: None

TABLE OF CONTENTS

PART I

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	27

ITEM 6.	SELECTED FINANCIAL DATA	29

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	29

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	44

PART I

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:

•	general economic and business conditions, both nationally and in our markets,

•	our expectations and estimates concerning future financial performance, financing plans and the impact of competition,

•	our ability to implement our growth strategy,

•	anticipated trends in our business,

•	advances in technologies, and

•	other risk factors set forth herein.

In addition, in this report, we use words such as “anticipates,”  “believes,” “plans,”  “expects,” “future,”  “intends,” and similar expressions to identify forward-looking statements.

China Energy Corporation (“CEC” or the “Company”) undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

ITEM 1.   BUSINESS

We, China Energy Corporation (“CEC”), produce coal through our operating company located in the People’s Republic of China (“PRC”), Inner Mongolia Tehong Coal Group Co, Ltd. (“Coal Group”) and we supply heating and electricity requirements throughout the XueJiaWan district through our other operating company located in the PRC, Inner Mongolia Zhunger Heat Power Co., Ltd. (“Heat Power”). We acquired control over these operating companies  on November 30, 2004.

Inner Mongolia Tehong Coal Group Co., Ltd. (“Coal Group”)

Coal Group produces coal from the LaiYeGou coal mine located in Erdos City, Inner Mongolia, PRC.   Coal Group was organized in China on August 8, 2000 as Inner Mongolia Zhunger Tehong Coal Co., Ltd. The name was changed in December 2003 to Inner Mongolia Zhunger Heat Power Co. Ltd. Coal Group operates a coal mine in the Inner Mongolia District from which it produces coal. It also buys, sells, and transports coal, serving the Inner Mongolia District. Coal Group has the capacity to produce approximately up to 800,000 metric tons per year subject to enhancement of productions lines in the next two years. The principal customer of the coal mine is a nearby coking factory. The Company does not view this concentration as a significant risk.

Coal Group’s operations consist of production and processing of raw coal for domestic heating, electrical generation and coking purposes for subsequent steel production. The principal sources of revenue are generated from local heating power industry.

The raw coal produced is non caking coal and has a high ash melting point with high thermal value used almost exclusively as fuel for steam-electric power generation. It has low sulphur and low chemical emission which satisfies government environmental protection standards with heating capability of 6,800 -7,000 Kilocalories (“Kcal”).

The following consists of tonnage of coal produced and purchased from external sources in the past 5 years:

Year	Produced	External Sources
2004	506,913	34,295
2005	612,739	100,358
2006	549,970	3,572
2007	459,055	132,764
2008	264,098	50,000

Production levels dropped in 2008 as a result of the mine being shut down for 3 months as a result of expansion efforts and also for a further 2 months as a result of the mandatory shut down as required by  the PRC government during the summer Olympics.

Inner Mongolia Zhunger Heat Power Co., Ltd. (“Heat Power”)

Heat Power has two distinct operations servicing  customers throughout the XueJiaWan district in Ordos City, Inner Mongolia: it supplies steam heating directly to end users and it also supplies electricity to end users through a government controlled intermediary, Inner Mongolia Electric Power Group Co., Ltd. (“Electric Power Group”).

In 2003, Heat Power was granted a license to supply heating to the entire XueJiaWan district in Ordos City, Inner Mongolia. To provide for this requirement, construction began in 2004 on a thermoelectric plant, which was completed in September 2006. In conjunction with the thermoelectric plant, Heat Power also owns 21 heat transfer stations.

Heat Power is a regulated utility company meeting current regulatory requirements applicable to such companies  Electric Power Group is also subject to regulated utility company rules and regulations consisting of compliance  with safety and environmental standards and pricing structures set by the Inner Mongolia government.  Revenues generated are a function of government regulation as the prices charged are approved by the government. The government reviews the pricing of heating from time to time as market conditions change. Also, the cost of coal, Heat Power’s raw material for the production of heat,   is also regulated by the government.   We purchase coal from suppliers at market price. The incentive for  suppliers to  provide coal at such prices is the government’s guarantee and arrangement of transportation routes, thereby saving transportation costs on part of the suppliers. Such savings outweigh the reduction in the selling price for the suppliers.

In the XueJiaWan area, hardly anyone owns a domestic heating boiler. Instead, Heat Power supplies heat to end users through a closed pipeline system. Water is first heated in the Company’s thermoelectric plant using boilers and then piped directly to homes and public buildings, including private dwellings, factories, as well as municipal facilities.  Lastly, the water is piped back to the thermoelectric plant with the process repeating again.

Heat Power obtains its supply of powdered coal required to generate heat production principally from Zhunger County Guanbanwusu Coalmine (“Guanbanwusu”), an unrelated, unassociated third party. It also obtains its supply through various other coal mines in the area. We do not supply Heat Power with coal for fuel.  The Company does not believe this concentration on certain suppliers constitutes a significant risk.

Pacific Projects Inc. (“PPI”)

On December 30, 2007, CEC acquired PPI, a Nevada company with no assets, liabilities, or equity. CEC holds 100% of the issued and outstanding shares of PPI, or 5,000 common shares with a par value of $ 0.001.

On December 31, 2007, PPI entered into a Trust Agreement with all the registered shareholders of Coal Group and Heat Power, pursuant to which all of the shareholders agreed to hold their interests in Coal Group and Heat Power (represented by their registered paid up capital contributions to date) in trust for PPI for an 8 year term, extendable for another 5 more years. Coal Group is a wholly owned subsidiary of CEC and Heat Power is 51% owned by Coal Group and 49% owned by registered shareholders in the PRC in trust for CEC.

Under the plan contemplated by the Trust Agreement, PPI planned to raise adequate funding to convert Coal Group and Heat Power to Foreign Invested Enterprise (hereinafter referred to as “FIE”) eligible businesses pursuant to which a FIE business license would be issued. This new procedure was adopted as result of change in laws in the People’s Republic of China (hereinafter referred to as the “PRC”) wherein all foreign companies incorporated outside the PRC having an interest in PRC domestic companies were required to purchase FIE business licenses for their wholly owned or controlled subsidiaries in the PRC.

On September 8, 2006, new regulations came into effect concerning the merger and acquisition of domestic PRC companies by foreign investors (herein referred to as the “New Regulations”) promulgated by the Ministry of Commerce and other regulatory departments.

At such time, CEC determined that, under the New Regulations, CEC was required to undergo an application process to convert Coal Group and Heat Power from domestic PRC companies to FIEs pursuant to which a FIE business license would be obtained. In doing so, the acquisition of both the companies by CEC under the New Regulations would be classified under a type of acquisition called “Equity Acquisition” pursuant to which CEC, being the foreign investor, would invest cash equity interest into both companies with the acquisition price to be determined by an asset valuation of both companies prepared by a PRC asset valuation company as approved by the Ministry of Commerce of the PRC. The asset valuation would be based on PRC generally accounting standards and not based on US Generally Accepted Accounting Principles. The acquisition price and hence asset valuation would not exceed certain guidelines as described below.

The registered paid up capital of Coal Group as of November 30, 2008 is RMB 60 million or approximately $ 8.5 million and 2.5 times this amount is $ 21.25 million. The 49% registered paid up capital of Heat Power (CEC’s total interest in Heat Power) as of November 30, 2008 is RMB 24.5 million or approximately $3.4 million and 2 times this amount is $ 6.8 million. The total acquisition price per company for FIE conversion would be capped per the following guidelines provided by the Ministry of Commerce:

Registered paid up capital	Total Investment
Less that $ 2.1 million	Cannot exceed 1.43 times the amount of registered paid up capital
$ 2.1 to $ 5 million	Cannot exceed 2 times the amount of registered paid up capital
$ 5 million to $ 12 million	Cannot exceed 2.5 times the amount of registered paid up capital
More than $ 12 million	Cannot exceed 3 times the amount of registered paid up capital

Coal Group’s registered paid up capital is between $5 and $ 12 million and therefore the acquisition price under the New Regulations would not exceed 2.5 times the registered paid up capital amount. Accordingly, upon granting of the FIE license,  CEC would be liable for no more than approximately $ 21.25 million given that no further capital contributions are made to Coal Group. Heat Power’s total registered paid up capital is approximately $ 7 million and therefore the acquisition prices cannot exceed 2 times the registered paid up capital amount. CEC’s interest in Heat Power is 49% and therefore the maximum acquisition price would be approximately $ 6.8 million ($ 7 million * 49% * 2).

PPI intended to fund the acquisition price by funds raised pursuant to the Share Trust Agreements entered into on January 3, 2008 with Georgia Pacific Investments Inc. (hereinafter referred to as “GPI”) and Axim Holdings Ltd (hereinafter referred to “Axim”) wherein proceeds from the sale of the CEC’s shares held by Axim and GPI were to be allocated to purchase the FIE business license at the deemed acquisition price.

As of December 31, 2008, GPI held 20,589,107 shares and Axim held 10,000,000 shares, totaling 30,589,107 shares.  These shares were obtained from control group shareholders of CEC, who transferred their shares to those entities to be held in trust with the view that those entities would sell those shares in the open market in order to fund the plan to convert Coal Group and Heat Power into FIEs. We deemed the 30,589,107 shares held by GPI and Axim to comprise a portion of the 45,000,000 issued and outstanding shares of CEC.

From the sale of the 30,589,107 shares, all the net proceeds (gross proceeds less $0.20 per share that accrued to the beneficiaries of the Axim and GPI trust beneficiaries in proportion to their shares originally deposited in Axim or GPI, less the brokerage commissions and expenses relating directly to the sale of the shares) were planned to be remitted to PPI to be used for funding of the acquisition price of the FIE business licenses mentioned above under the terms set out in the Trust Agreement.  No sale of CEC shares, however, has been made under this arrangement among PPI, GPI and Axim.  Please refer to Exhibit 10.2 and 10.3.

History and results of operations

CEC was incorporated in the state of Nevada on October 11, 2002 for the purpose of producing coal to meet the increasing demand in power and heating industries and also to provide heat and electricity to networks in rural developments. CEC was considered a shell company until it entered into the Share Exchange Agreement (the “Exchange Agreement”) to acquire its operating companies, Coal Group and Heat Power, on November 30, 2004 (the “Share Exchange”).

Although CEC is the legal survivor of this acquisition and is the registrant with the Securities and Exchange Commission, under accounting principles generally accepted in the United States, the transaction was accounted for as a reverse merger, whereby Coal Group is considered the “acquirer” of CEC for financial reporting purposes as its shareholders control a majority of the post transaction combined company. Among other matters, this requires CEC to present in all financial statements and other public information filings, prior historical and other information of Coal Group, and requires a retroactive restatement of Coal Group historical shareholder investment for the equivalent number of shares of common stock received in the merger. Accordingly, our financial statements present the results of operations of Coal Group and Heat Power that reflect the acquisition of November 30, 2004 under the purchase method of accounting. Subsequent to November 30, 2004, the operations of the Company reflect the combined operations of CEC, Coal Group and Heat Power.

Since the inception of Coal Group in 2000, its trade consists of production and processing of raw coal for both domestic heating and electrical generation purposes and acting as a brokerage in facilitating coal trade buyers and sellers. Our brokerage activities to date have been limited as our focus is on direct supply of raw coal.

Through Heat Power, we operate a thermoelectric plant and 21 heat transfer stations located in XueJiaWan, Ordos City pursuant to a license granted to us by the Inner Mongolia government.

For the years ended November 30, 2008 and 2007, we generated net income of $ 3,890,712 and $ 2,973,838, respectively.

Our principal business office is located at No.57, Xinhua East Street, Hohhot City, Inner Mongolia.

Subsequent Event

Upon subsequent review of the FIE business license plan contemplated by the Trust Agreement and the Share Trust Agreements, the Company determined that it could instead adequately reduce any PRC regulatory risk by using an alternative structure involving the use of “variable interest entities” or VIEs.   Pursuant to this approach, the Company would forgo any right to registered ownership of the Coal Group and Heat Power (each an “Operating Company” and collectively, the “Operating Companies”) contemplated by the Share Exchange, and would instead permit registered ownership of the Operating Companies to continue to be held by all or certain of the PRC Shareholders (the “VIE Shareholders”).   The plan requires the Company  to establish a new indirect subsidiary of the Company incorporated in the PRC (“CEC China”) which would  enter into a series of contractual arrangements with the VIE Shareholders so that the control and the economic benefits and costs of ownership of the Operating Companies would flow directly to CEC China through a series of management and business cooperation agreements.  CEC China would also have the option to purchase the equity interests in the Operating Companies held by the VIE Shareholders.  The VIE Shareholders would pledge their equity interests in the Operating Companies as security for their agreement to comply with provisions of the management and cooperation agreements and would provide CEC China with a power of attorney to exercise all their shareholder rights in the Operating Company.  The contractual arrangements under the VIE structure are intended to comply with, and be enforceable under, applicable PRC law, and would adequately reduce any PRC regulatory risk without the capital contributions necessary under the FIE plan initially proposed by the Company.  In connection with the  planned VIE restructuring, the Company and the PRC Shareholders have entered into a Framework Contract in July 2009 pursuant to which the Company has agreed to form CEC China within three months of the execution of the Framework Contract, and the Company and the PRC Shareholders have agreed to enter into the aforementioned agreements.

Pending the  consummation of the VIE restructuring, the Company still continues to control the Operating Companies. The evidence of the Company’s ownership of the Operating Companies is reflected by the continued memorialization of the intent of the original shareholders of the Operating Companies to transfer the business of the Operating Companies to the Company, the actions of the original shareholders consistent with this view, and the validity and enforceability of the Framework Contract under PRC law.

Notwithstanding the foregoing, prior to the consummation of the VIE restructuring, the enforceability of the Company’s legal ownership under PRC law could be subject to risk or challenge.  We believe that the likelihood of the Company’s claim to legal ownership being at risk or challenged is low.  In our view, there is a hypothetical risk that a challenge could arise from an action initiated by either one or more of the original shareholders of the Operating Companies, or by a third-party claiming that it received shares of the Operating Companies from one or more of the original shareholders following the date of the Share Exchange, in each case in violation of the intent of the  Exchange Agreement.   Given the contractual agreements and representations of the original shareholders under the Exchange Agreement, the PPI Trust Agreement and the Framework Contract, we do not believe this to be a material risk.  Furthermore, to the best of our knowledge, the actions of the original shareholders of the Operating Companies have been consistent with this view. Given the foregoing, we plan and expect to maintain control over the Operating Companies pending the VIE restructuring.  We do not believe that there is any reasonably possible liability associated with past operations that would arise as a result of our current ownership status over our Operating Companies.  We do not believe that our current ownership over our Operating Companies materially adversely affects our Operating Companies’ ability to obtain licenses, permits, or other authorizations that are necessary to conduct business operations and commerce.

Principal Products, Services and Their Markets

Coal Group

Acquisition of LaiYeGou Mine and Mining Right

The LaiYeGou mine was acquired in June 1999. Property acquisition in China is through 50 or 70 year lease and this is the only type of ownership permitted in China. Coal Group has leased the land surrounding the mine and the mine itself for a period of 50 years. The Company has all permits and governmental approvals necessary to mine the reserves in the LaiYeGou mine. Since acquisition of LaiYeGou in 1999, Coal Group’s activities has been coal production for the purpose of supplying raw materials to heating and power industries, retail customers and coking factories for steel production.

All land in China belongs to the PRC government. To extract resources from land, Coal Group is required to obtain a mining right. The regulatory body responsible for issuing such rights is the Provincial Bureau of National Land and Resource, a division of the PRC government. In December 2005, Coal Group’s mining right was assessed to be approximately $ 3.7 million for a period of 14 years commencing November 2005. This mining right is regarded as an intangible asset to be amortized over a period of 14 years. As of November 30, 2008, we have fulfilled our obligations and have made full payment for the right.

The LaiYeGou coal mine is an underground operation capable of producing 800,000 metric tons of coal per year after undergoing expansion efforts. Occupying an area of 230.3 hectares (approximately 569 acres) at Dongsheng Coalfield near Dongsheng City, LaiYe Gou has established proven and probable reserves of 27.09 million metric tons. The product mined is high quality, non-caking coal that has low sulphur, low phosphorus and low ash content which does not fuse together or cake when heated but burns freely and is used mainly for heating and electric power generation.

With such minimal harmful chemical content, it meets the stringent environmental standards set by the Central government of China. It is ideal for general heating applications as well as for power generation, with a heat rating of 6,800–7,000 kcal.

Coal Reserves

The following definitions apply to our mining operations as per Industry Guide 7 of the Securities Act Industry Guides:

•	Reserve. That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Note: Reserves are customarily stated in terms of “ore” when dealing with metalliferous minerals; when other materials such as coal, oil, shale, tar, sands, limestone, etc. are involved, an appropriate term such as “recoverable coal” may be substituted.

•
Proven (Measured) Reserves. Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•
Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Our survey of reserves was performed by No. 153 Exploration Team of Inner Mongolia Coalfield Geological Bureau, surveying the district of Hongjingta area consisting of 7,800 hectares (approximately 19,266 acres). LaiYeGou is included in Hongjingta and is 230.3 hectares (approximately 569 acres) or 3% of the total survey area. The survey consists of 3,454 samples including 184 outcrops (a body of rock exposed at the surface of the Earth), 140 trenches and 32 drilling samples. The distance between each sample is 4,428 hectares (approximately 10,937 acres).  The recoverable reserves in the mine decrease gradually and as of the fiscal year end, the recoverable reserves equaled approximately 11,720,000 metric tons.  The sulfur content of the reserves is 0.5 pounds per million BTU or (St,d): 0.19%.  The heat value is 25 million Btu/ton (29 MJ/kg).

All reported reserves will be mined out within the period of the existing permit.   The Company’s permit is for 50 years and it covers the land and allows the Company to use the storage facility, office and “dormitory” for such period. The reserves will be mined out over a period of 14 years which may not occur over a consecutive 14 year period.

Accuracy and Risks

The accuracy and risks associated with Proven Reserves are less than of Probable Reserves due to the assumption of continuity of coal layers between sample points. The following consists of the classifications of the types of coal layers which are determined to be continuous:

(Gangue Coal: Commercially valueless rock material containing minimal amounts of coal)

Non Reserve Coal:

Non reserve coal also consists of coal bearing body in trenches, outcrops, drilling and other underground workings that have been sampled which require further exploration work.

Continuous Reserve Coal:

These types of reserve and non reserve coal sampled are extrapolated to be continuous between sampling points of which may not be consistent.

Proven and Probable Reserves

The reserves in the LaiYeGou Coal Mine are as follows as of March 2005 in thousand metric ton units:

Proven reserves	21,160
Probable reserves	4,930
Total reserve***	26,090

Insitu proven reserve consumed	6,590
Probable reserves**	4,939
Reserve developed *	14,570
Total	26,090

*These reserves were developed during our expansion of LaiYeGou.

** Probable reserves are assigned to existing facilities whereby existing infrastructure and equipment allows these reserves to be mined at current production levels.

*** Reserves are insitu (in the ground)

With the exception of reserves currently developing, all other reserves have been assigned to existing facilities and determined for sorting or for packaging of mixed coal.

The following table shows the in-place reserves, mining reovery and coal production for the mine:

Year	In-place Reserves	Recovery	Coal Produced
2006	1,374,927	40%	549,970
2007	1,147,637	40%	459,055
2008	330,122	80%	264,098

Coal Specifications

The British Thermal Unit (“BTU”) per pound is 12,322.98. One BTU is equal to the amount of heat required to raise the temperature of one pound of liquid water by 1 degree Fahrenheit at its maximum density, which occurs at a temperature of 39.1 degrees Fahrenheit. One BTU is equal to approximately 251.9 calories or 1055 joules.

Coal produced from LaiYeGou does not undergo any washing or any other preparation prior to sale to customers as its raw form is satisfactory in meeting the needs and requirements of its customers. As a result, LaiYeGou does not have wash plant facilities nor it is necessary to account for dilution of its products.

The sulphur content is 0.5 pounds per million BTU and deemed to be compliant coal as non compliance coal emits greater than 3.0 pounds of sulphur dioxide per million BTU when burned.

Mining Method

Coal Group currently uses the “Long Wall” production of mining whereby large rectangular blocks of coal are defined during the development stage of the mine and are then extracted in a single continuous operation. Each defined block of coal, known as a panel, is created by driving a set of headings from main or trunk roadways in the mine, some distance into the panel.

The panel or block of coal up to 1,000 feet wide and two or three miles long is completely extracted. The working area is protected by movable hydraulic powered roof supports called shields. The longwall employs a shearer, with two rotating cutting drums, which is dragged mechanically back and forth across the coal face. The coal which is cut falls onto a heavy chain conveyor which delivers it to a belt conveyor system for removal out of the mine. The longwall shields advance with the machine as mining proceeds and provide not only high levels of production but also increased miner safety.

Longwall mining systems employ sensors to detect how much coal remains in the seam being mined as well as robotic controls to enhance efficiency. Microprocessors record seam data as a longwall miner makes its initial pass, subsequent passes then follow the previous route resulting in high efficiencies.

With the use of a longwall system, the amount of coal which is recovered in a given area increases from 50% to as much as 80%. The carefully planned longwall process has a positive influence on minimizing the effects of subsidence. Gradual or occasionally abrupt collapse of rock layers sometimes occurs between an underground mine and the surface. With the longwall operation, such ground movements are completed in a shorter period of time and the settling process occurs in a more uniform and predictable manner helping to minimize surface impacts. Longwall production has increased the largest amount of tonnage among underground mining methods.

Employees

There is approximately 150 staff working in the mine under the supervision of one contractor, Wu Lingwen. Coal Group has an agreement with Wu Lingwen for a period of 3 years commencing March 1, 2006. The agreement was renewed for a further 2 years. Wu Lingwen  is responsible for all areas of production and processing.

Screening, Crushing and Loading Facilities

Our screening facilities consist of a filter which divides three types of coal according to customer specifications. We use manual screening method to filter the coal consisting of two screens of different filters and steel frame to support the facility.

We do not have crushing facilities. We also do not have washing facilities and therefore do not incur losses of product from this process.

Our loading facilities consist of equipment leased by the contractor. We require the use of 4 Loaders with the capacity of 1.5 tons each.

Transportation Infrastructure

Currently our customers provide their own transportation of goods from production to their desired location. There are however transportation challenges customers face where routes are inefficient.  Where the contract is granted through government appointment, the government guarantees transportation from LaiYeGou coal mine to the final destination. Where contracts are privately arranged, transportation is arranged through hire of third party transporters by customers. In some instances, coal is purchased by third parties close in proximity to train stations where transportation to customer destinations is more efficiently arranged. However, transportation to destinations is limited to where routes are in place. Coal Group does not own any transportation equipment for the purpose of delivering its goods.

Resources and Utilities

The source of water for the mine is from Zhunger Keyuan Water Supply Co., Ltd, a public utility company owned by the government.

The source of power is provided by the Agricultural Power Supply Bureau and the Erdos Power Industry Bureau, public utility companies owned by the government.

Coal Group Markets

Coal Group’s main product is “Raw coal” or “Mixed coal” consisting of large, middle and powdered coal; accounting for more than 90% of our sales. Coal Group does not specifically sell large mass coal, middle mass coal and powdered coal unless it is requested by the customer.

Large Mass Coal

Production of this mass coal fulfills the needs of its retail customers in Hohhot and in BaoTou, the second largest city in Inner Mongolia with a population of 1.96 million. Retail customers purchase large mass coal for individual or commercial resale. Most coal mines in the area do not engage in individual sale and have minimum purchase requirements and therefore deter the type of customers Coal Group attracts to its customer base.

Middle Mass Coal

The price of middle mass coal  generally is lower than of large mass or powdered coal and therefore it is not as frequently produced resulting in lower levels of supply.

Powdered Coal

Powdered coal is generally for the use of power stations for electricity and heat generation purposes. Coal Group supplies Zhejiang Fuxing Electric and Fuel Co., Ltd., which services the ZhejiangFuXing & JiangSu region with its electricity and heating generation needs.

Mixed Coal

The composition of mixed coal is classified into three specifications according to mass size. Coal is screened according to clients’ requests. Large mass coal is mainly for civil use, middle mass coal is mostly used in coking industry and powdered  coal is mainly used in electricity generating.

The size specifications and price per ton is as follows:

Type of Coal	Specification in Centimeters	Percentage Coverage	Unit Price Per Ton
Large mass coal	>20	30%	$74
Middle mass coal	1-20	40%	$57
Powdered coal	<1	30%	$43

These specifications are similar for coal purchased from other companies.

Pricing

The following are annual production per ton and weighted average prices received in the past five years:

Year	Annual Production Per ton	Weighted Average Price
2004	506,913	$10
2005	612,739	$24
2006	549,970	$24
2007	459,055	$25
2008	264,098	$58

Contracts to be Awarded

Each year, the China Coal Industry Association convenes a supply and sale meeting whereby contracts to supply coal to power stations are awarded to suppliers based on levels of production.

Coal Group is classified as one of the top 20 coal producers and, as a result, will be awarded contracts to service various regions. The meeting attendees included National Planning and Reforming Committee, Railway Ministry Communication Ministry, National Electric Power Corporation, Coal Industry Association, and the Provincial Planning and Reforming Committee.

Coal Group obtains its contracts by maintaining its current levels of production. It is classified as a mid scale coal mine by the China Coal Industry Association. Production of less than 300 thousand metric tons are classified as small scale mines, 300 thousand to 900 thousand are classified as mid size scale mines and 900 thousand and above are classified as large scale mines. There are currently no other requirements to be awarded such contracts. The level of production required per year for segregation of large, mid or small scale mines is determined upon review of previous data of production of coal and projected requirements with the consideration of growth in various areas.

As new rural areas are developed, there will be the need to supply heating and electricity to new users and thus the requirement of raw coal material. With the increase in demand, the government will award contracts to service these areas as needed.

Government contracts granted to Coal Group not only entitles Coal Group to supply its products but also grants Coal Group a government guarantee of transportation routes. Government granted transportation routes are far more reliable and cost effective compared to the hire of third party contractors to deliver products.

LaiYeGou Expansion

In response to the escalating demand for its coal products, Coal Group has invested in infrastructure improvements necessary for increasing the annual production capability of the LaiYeGou Coal Mine to 800,000 tons per year. Infrastructure improvements commenced in May 2006 and were recently completed. The cost of the expansion was  approximately $ 10 million and was financed through shareholder and bank loans. Please see “Sources of Capital”.

Heat Power

Heat Power was founded in September 2003 in XueJiaWan Town, Inner Mongolia. Since its inception, Heat Power operated an existing Heat Power plant in XueJiaWan as part of its agreement with the Zhunger County government to phase out the existing heating plant for development of a more efficient and effective plant with heating and electricity generation capabilities as per the monopoly granted as described below.

Heat Supply License

On July 29, 2003 Heat Power was granted the license and monopoly by the Zhunger County government to provide centralized heating service to the entire XueJiaWan area, including Donghua and Yinze residential area. The monopoly was granted for an undetermined period of time given that Heat Power maintains production capabilities and predetermined prices set by the Zhunger County government.

Thermoelectric Plant

The thermoelectric plant was constructed by December 2005 and put into operation effective September 2006. The thermoelectric plant allows for a centralized heat and electricity supply in the area with 110,400,000 mega joules and 144,000 megawatts, respectively generated per year.

Heat Power will provide electricity to users by merging an electrical network with Electric Power Group, a government owned enterprise. Heat Power has also constructed additional heat transfer stations, totaling 21 to date, to improve the efficiencies and reliability of the thermoelectric plant. Heat Power is also in the process of  constructing additional boilers necessary supplement to ensure stable and reliable heat supply.

Heat Power purchased approximately 120,000 metric tons of powdered coal for its current operations under an agreement with Guanbanwusu to supply up to 180,000 metric tons of coal per year.

Supply of Powered Coal

The powdered coal required to generate heating is supplied principally by Guanbanwusu and has a heating capability of 4600-4,900 kcal and is low sulphur, low phosphorus, medium ash, and high ash melting point, which satisfies the government Environmental Protection Standard and is regarded as environmentally friendly coal. The coal must have a minimum heating capacity of 4,600 Kcal or reduction of price per ton is implemented. Guanbanwusu is responsible for transporting coal to the plants.

Heat Power also obtains its supply of powdered coal from other suppliers with which it has no formal agreement. Suppliers are hesitant to enter into agreements for a fixed price as a result of the price of coal fluctuating on an upward trend.

Tax Exemption

The Ministry of Finance and National Tax Administration Bureau has granted Value Added Tax (“VAT”) exemptions for heat supply industries operating in Inner Mongolia where VAT applicable on revenue or expenses will not be required to be remitted or withheld, respectively. The exemption is effective until 2010.

Expenses paid for construction are subject to VAT. Please see below “Taxation Rates”. Tax exemptions were granted mainly as a result of the government encouraging economic development in the area. XueJiaWan, prior to construction of the thermoelectric plant, did not have efficient methods of providing heating and electrical requirements to users, resulting in large amounts of raw material coal being consumed with very low levels of output of heating and electricity. The thermoelectric plant allowed for a more efficient and effective means for distribution with a centralized heat and electricity supply throughout the area.

Heat Power Markets

Heat Power’s marketing efforts are solely devoted to obtaining heat supply monopolies and contracts with monopolized divisions for supply of electricity through the Inner Mongolian government and related city planning authorities. To obtain these monopolies, Heat Power must demonstrate that it can meet the following requirements:

1)           Reputation and operating history of the company. The company must have a good reputational, record, including never having been involved in illegal operations or default on payment of taxes.

2)           Production capability requirements. No operating history is required, but the company must have the capability to manage the heat supply station and enlarge its production capacity if needed. The PRC government does not specify production capabilities, only that heat supply stations are operational.

3)           Reputation of directors and officers. The Company’s directors, supervisor or top management must obey “China Company Act” and the “Controlled Regulation of Artificial Person Registration”.

As per the above, Heat Power and its management meet these requirements. Contracts are awarded through government appointment through evaluating these criteria in submission of contract bids. In addition, these contracts must specify prices charged which may be capped for a certain period as determined and approved by the local price control committee. Competition in obtaining monopolies is largely mitigated by a good review of operating history. To the best of management’s knowledge, there are few entities which have the ability to maintain production and expansion capabilities and have a good operating history.

The monopoly is granted for an undetermined period of time given that production capabilities and prices are maintained. So as long as heat is supplied to the specified area, there are no termination provisions.

Outlook on future demand for coal

Integral to China’s industrial expansion and related energy demand escalation at the present time, the PRC government is encouraging sectors to build more power stations, coking factories, calcium carbide factories and silicon iron factories across the country. As a consequence, the future demand in China for coal remains strong; a key factor underpinning the output of power stations and such factories potentially reaching 1.650 billion metric tons during the present calendar year, 1.820 billion metric tons in 2010 and 2.100 billion metric tons by 2020. However, estimates of supply deficiencies also are sizable at 250 million metric tons and 700 million metric tons in 2010 and 2020, respectively.

Diesel is an alternative competing factor to coal; however, it is generally not used as most energy generation plants and users are only equipped to receive coal as a raw material. The use of diesel is also not cost effective as it is four times higher in price compared to coal products; however, diesel has a higher energy rate per ton compared to coal.

In addition to the excess demand, transporting coal from Shanxi Provice to Hebei Province proves to be a challenge as transportation routes are currently inefficient or non-existent. Currently, the development and improvement of roads and railways cannot keep up with levels of demand. There are plans for city planners to rectify this issue by allocating resources to bettering and building transportation systems; however, to our knowledge, these improvements are not expected to materialize for at least the next five years which could result in lost sales and other opportunities for expansion.

As for Coal Group, methods of circumventing transportation challenges are to receive contracts granted by the government whereby transportation is guaranteed from LaiYeGou coal mine to final destination. When contracts are between private parties only, transportation is arranged through hire of third party transporters or by customers themselves. In some instances, coal is purchased by third parties close in proximity to train stations where transportaiton to customer destinations is more efficiently arranged. However, transportation to destinations is limited to where routes are in place.  Coal Group does not own any transportation equipment for the purpose of delivering its goods.

Heat Power’s transportation from Guanbanwusu to its plants is provided by Guanbanwusu.

Heating requirements are supplied throughout the XueJiaWan area through underground pipelines. Existing pipelines are used and in new areas expanded.   The PRC government has constructed new networks for this area.

Advertising and marketing strategy

Distribution

Coal Group

Coal Group does not have methods of distribution as sales of its large, middle mass and powdered coal are largely being transported by customers. Coal Group will transport products by truck and by railway for certain customers that request this service.

Heat Power

Supply of powdered coal is delivered to Heat Power’s plants facilitated by Guanbanwusu. Guanbanwusu makes all necessary arrangements with third party transporters. The distance between the mine and operations is approximately 3 km.

The transportation industry is fairly competitive and Heat Power or Guanbanwusu could retain other transporters should there be a need.

Subcontractors

Coal Group hires contractors to hire staff to work in the LaiYeGou coal mine. There is currently one contractor at the LaiYegou mine which has hired 150 employees.

Competition

Coal Group

Due to existing market conditions as discussed above in the “Outlook on Future Demand of Coal”, we do not have competition in the usual sense of the term. There are approximately 30,000 coal mining companies throughout China; however, since demand currently exceeds supply, competition is not a concern in the operation of our business.

We expect that China’s coal industry will remain a large, growing and chronically under-supplied customer base for the foreseeable future.

There are pressures from the PRC government to use nuclear power instead of coal due to environmental concerns; however, coal reserves in China are abundant and less expensive and a switch to other forms of resources to generate energy is unlikely.

Heat Power does not have competition as it receives a monopoly to supply heating and electricity requirements to serviced areas. Competition in obtaining monopolies is largely mitigated by a good review of operating history by the PRC government.

The monopoly is granted for an undetermined period of time given that production capabilities and prices are maintained. As long as heat is supplied to the specified area, there are no termination provisions.

Patents, Trademarks and Labor Contracts

We do not have any trademarks on our trade name or logo or patents on our products or production processes.

Employees and Principal Business Offices

Coal Group

Coal Group has a total of 30 full time employees, and 150 contracted staff to operate the LaiYeGou coal mine. The 30 employees fill positions in its Administration, Accounting, Sales, Finance & Securities, and Management department.

The Administration department is responsible for human resources, training, and payroll. The department also evaluates all processes to ensure certain levels of efficiency are maintained and provides any support services to other departments should the need arise.

The Accounting department is responsible for compliance with accounting principles and national tax laws, bookkeeping, preparing budgets and analysis of financial reports.

The Sales department is responsible for launching advertising campaigns, market research and customer service.

The Finance and Securities department is responsible for all corporate matters relating to preparation of contracts and maintaining corporate books and records.

The Management department is responsible for overall direction and marketing efforts. This department oversees all other departments.

Heat Power

Heat Power has 250 full time employees filling positions in our Administration, Finance, Heat Station Management and Project Management Departments and also at the thermoelectric plant.

Heat Power’s Administration and Finance departments have similar functions as do their Coal Group  counterparts described above.

The Heat Station Management department is responsible for inventory levels, purchasing, transportation, maintenance, safety, and overall management of the efficiency and operation of thermoelectric plant including heat transfer stations and boilers.

The Project Management department is responsible for design and production process specifications of new projects and appointing and managing subcontractors.

Heat Power has over 200 employees working in its heating stations in XueJiaWan consisting of engineers, technicians and management staff overseeing operations.

Administrative Branch Office

As of November 30, 2008, we had three consultants in our Administrative Branch Office. The consultants provided translation and EDGAR filing services. The consultants also  had access to legal counsel for the purpose of preparing the necessary reports to comply with regulations applicable to fully reporting companies. Mr. Ding provided this office space rent free.

Subsequent Event

In May 2009, the Company terminated the 3 consultants in our Administrative Branch Office, hired new financial  advisors, and closed its Administrative Branch Office.

Management believes that relations with its employees are good.

ITEM 1A.   RISK FACTORS

***You should read the following risk factors
carefully before purchasing our common stock. ***

RISKS RELATING TO OUR BUSINESS

Our management lacks technical training with operating a mine and as a result may cause the Company to suffer irreparable harm due management’s lack of training.

The lack of technical training of our management requires us to rely on professional engineers as an integral part of our operations. As a result of management’s lack of training, we may not take into account standard engineering or managerial approaches other mineral explorations companies commonly use. Consequently without the technical expertise of either retained staff or contracted third parties, we could suffer irreparable harm in our operations, earnings and ultimate financial success.

Compliance and enforcement of environmental laws and regulations may cause us to incur significant expenditures and resources which we may not have.

Extensive national, regional and local environmental laws and regulations in the PRC affect our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality, which provide for user fees, penalties and other liabilities for the violation of these standards. We believe we are currently in compliance with all existing PRC environmental laws and regulations. However, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance in the future could require significant expenditures, which may adversely affect our operations. The enactment of any such laws, rules or regulations in the future may have a negative impact on our projected growth, which could in turn decrease our projected revenues or increase our cost of doing business.

The potential liability for violation of environmental standards consists of loss of our business licenses causing irreparable damage to our reputation and payment of penalties which range depending on the nature of the violation and history of previous violations made. There is currently no fixed amount set by the government and penalties are determined on a case by case basis. In addition, the project which we undertake will be ceased until we comply with applicable environmental standards.

We are required to renew our business license every 10 years.  If, at the time of renewal, we are in violation of any environmental or company act laws, our operations may be suspended until such violations are remedied.

Suspension in our operations would cause not only loss of profits but loss of existing and potential customer base, damage to our reputation, and related costs incurred for business interruption.

Heat Power may be entitled to tax concessions in areas described as “West Region Development Plan” for a set period of time; however, we may lose this benefit at anytime as determined by the government.

Tax concessions are granted by the Provincial government to encourage development in rural areas in XueJiaWan. Heat Power is currently under application for these tax concessions.  The government may at its discretion terminate such tax concessions at any time and we may not have the resources to cover our income taxes as they become due as our budgets are based upon granting of these tax concessions.

We are dependent on a few key personnel, being our officers and directors

We are substantially dependent upon the efforts and skills of our executive officers and directors. The loss of the services of any of the executive officers could have a material adverse effect on our business.

Our shareholders may not be able to enforce U.S. civil liabilities claims.

Our assets are located outside the United States and are held through a wholly-owned subsidiary incorporated under the laws of Nevada. Our current operations are conducted in China. In addition, our directors and officers are residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of China would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in these countries against us or such persons predicated upon the securities laws of the United States or any state thereof.

We carry no insurance policies and are at risk of incurring personal injury claims for our subcontractors, and incurring loss of business due to theft, accidents or natural disasters.

We currently carry no policies of insurance to cover any type of risk for our contractors. It is common practice in China not to carry such insurance. Should any of such events occur, we are liable for all costs incurred to replace, repair any damage and or compensate for incidences. The costs incurred may adversely affect our operations and we may not have the necessary capital to sustain minimum working capital needs. Social insurance may mitigate such costs however may not be sufficient to cover the full cost or compensation depending on the severity of the incident.

We require the approval from the Inner Mongolia government for all of our expansion projects and, as a result, could face delays for an indefinite period of time should the government determine that such expansion project is not in accordance with the rate of economic growth projected over a certain period of time.

All approvals are made under the National Planning and Reform Committee of the Inner Mongolian government. The approval process varies depending on size of expansion plans and on average takes approximately 2.5 months.

The prices we charge to supply heating in Zhunger County is determined by the Inner Mongolia Zhunger Pricing Bureau (the “Bureau”) and we may not be able to recoup increases in the cost of raw materials or expenses for an undetermined period of time until application to increase prices is approved.

We are under application to increase the pricing structures of heat supply with the Bureau as a result of increases in the cost of coal. Should our application be rejected, this may affect our ability to meet our working capital needs and we may require capital from other sources such as shareholder or bank loans which may not be available to us.

In recent years, the price of raw materials has increased leading to increases in cost of heat supply. To increase the price charged to supply heating, we must receive approval from the Bureau. The approval process begins with preparation of cost analysis and then a hearing is arranged  to determine whether the increase is justified.

During this time, the Bureau may grant us a subsidy when the  increase in the price of raw material is more than 10% of the heat supply price. We are  not permitted under any circumstances to unilaterally increase heat supply prices in order to recoup raw material costs.

Our rate of profit is capped by government regulations as prices for heat supply are determined by the Bureau and we may not be able recoup our costs or cover our working capital needs.

Our level of profit is capped by the Bureau as determined from time to time upon review of economic circumstances such as the price of raw materials in comparison with the price point of heat usage charges. The level of profit will not exceed the amount the Bureau determines to be the price charged.

We are operating under conditions where political and legal uncertainties exist whereby changes in the political climate may cause us to incur costs to rectify any changes either local, provincial or central governments may impose on us at any time.

Chinese government policy is volatile as property rights are insecure and the rule of law is still in its infancy. We are subject to unpublished regulations from local, provincial, and national governments, which often have different and sometimes conflicting agendas and demands. This may affect our operations in all aspects from the price we charge for coal, heat, hot water, electricity supply and the approval process of new expansion projects. The price we charge may be lower than desired and new expansion projects may be delayed indefinitely as a result of conflict with various levels of government.

As a member of the Local Coal Sales Association, the minimum price at which we sell coal in any area in China is determined by the Local Coal Sales Association and, if there is any decrease in demand for a particular type of coal, we cannot lower our prices beyond the minimum set price to adjust for a decrease in demand without loss of our membership.

If the demand for a particular type of coal decreases, we are not able to decrease our prices in order to generate cash flow when needed until the Local Coal Sales Association determines that such a decrease is warranted. We may not be able to sell coal at such minimum prices and as a result may not be able to meet working capital needs and expansion projects may be delayed indefinitely.

The following are minimum prices at which we are required to sell coal:

The price for mass coal (large, middle, and powdered individually sold) must be at least $13.30 per ton and the prices for mixed coal (assortment of mass coal) must be at least $11.50 per ton. Prices set by the Coal Sales Association are reviewed periodically as market conditions change. Enforcement of these price points are also governed under this authority.

RISKS RELATING TO OUR STRUCTURE

We control our subsidiaries through a series of contractual arrangements as opposed to through direct record ownership, and the enforceability of our claim to legal ownership of Coal Group and Heat Power (each, an “Operating Company” and collectively, the “Operating Companies”) under such contractual arrangements may be subject to risk under PRC law.

On November 30, 2004, the Company entered into a share exchange agreement (the “Exchange Agreement”) pursuant to which the shareholders of 100% of the equity interests in Coal Group and the shareholders of 49% of the equity interests in Heat Power (collectively, the “PRC Shareholders”) acquired shares of the Company’s common stock in consideration for their exchange (the “Share Exchange”) of 100% of their equity interests in the Operating Companies.   Due to certain changes in applicable PRC law, the Share Exchange, however, was not effected in such a way that would permit the share registration of the Operating Companies held by the PRC Shareholders to be perfected by the recordation with applicable Chinese regulatory authorities of the transfer of ownership of the Operating Companies to the name of China Energy Corporation.  In response to this change in law,  the Company commenced a plan to convert the holding structure of the Operating Companies into Foreign Invested Enterprises (“FIEs”) under PRC law.  In connection with this plan, the PRC Shareholders and PPI, a subsidiary of the Company, entered into a Trust Agreement with the PRC Shareholders, whereby all the shareholders confirmed their obligation to hold their interests in Coal Group and Heat Power in trust for PPI.  Nevertheless, even though the Company and the PRC Shareholders entered into the Share Exchange and the Trust Agreement and the related plan to convert the Operating Companies into FIEs, the enforceability of the Company's claim to legal ownership of the Operating Companies may be subject to risk under applicable PRC law.   Specifically, since the Operating Companies and the PRC Shareholders are located in the PRC, any action to enforce or challenge the terms of the Exchange Agreement and the Trust Agreement would ultimately have to be heard in the PRC to realistically be effective. Accordingly, given the issue as to perfection, we cannot predict to what extent a PRC administrative or court authority would determine that the Exchange Agreement or the Trust Agreement or the intent of the parties as memorialized therein created a legal right or claim to ownership of the Operating Companies that would be enforceable under PRC law.  In addition, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we would enjoy in the PRC as compared with more developed legal systems.  It is also unclear as to the level of comity that a PRC court would extend to a contract governed by non-PRC law, or any final judicial determination as to the enforceability of contract made by a non-PRC court. Regardless, we believe that our ownership of the Operating Companies is appropriate because of the continued memorialization of the intent of the original shareholders of the Operating Companies to transfer the business of the Operating Companies to the Company, the actions of the original shareholders consistent with this view, and the validity and enforceability of the Framework Contract under PRC law (see “Business – Subsequent Event” above).

RISKS RELATING TO OUR COMMON SHARES

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered penny stocks and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the “Securities Exchange Act”) impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “penny stocks”. A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Our stock is controlled by principal shareholders for the foreseeable future and as a result, will be able to control our overall direction.

Our 5% shareholders own an aggregate of 74% of our outstanding shares. As a result, the insiders could conceivably control the outcome of matters requiring stockholder approval and could be able to elect all of our directors. Such control, which may have the effect of delaying, deferring or preventing a change of control, is likely to continue for the foreseeable future and significantly diminishes control and influence which future stockholders may have in the Company. See “Principal Stockholders.”

FORWARD LOOKING STATEMENTS

This Form 10K includes forward-looking statements which include words such as “anticipates”, “believes”, “expects”, “intends”, “forecasts”, “plans ”, “future”, “strategy” or words of similar meaning. Various factors could cause actual results to differ materially from those expressed in the forward looking statements, including those described in “Risk Factors”.  We urge you to be cautious of these forward-looking statements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Currency Exchange Between Chinese Renminbi and United States Dollars

While our consolidated financial statements are reported in United States dollars, a significant portion of our business operations are conducted in the Chinese currency Renminbi (“RMB”). In order to provide you with a better understanding of these operations as discussed in-depth in the section titled “Description of Business”, we provide the following summary regarding historical exchange rates between these currencies:

China previously did not allow its currency to float on the open market. Rather, the currency was tied to the U.S. dollar. This means the RMB exchange rate versus the U.S. dollar was changed very infrequently. When it was changed, it tends to be very significant. During a period of high inflation, a country with a fixed exchange rate such as China will use foreign currency reserves to hold their rate steady until those reserves are exhausted. In this instance the exchange rate change will tend to be significant.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 30, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand.  Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it.  As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely-traded currencies, in tandem with the U.S. dollar.  It is difficult to predict how long the current situation may continue and when and how it may change again. Substantially all of our revenues and costs are denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB.  We principally rely on dividends and other distributions paid to us by our operating companies in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common stock in U.S. dollars.  Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None

ITEM 2.   PROPERTIES

Principal Business Office

Coal Group

Principal Business Office

Our principal business office is located at No.57, Xinhua East Street, Hohhot City, Inner Mongolia, where our sales, legal, administration, accounting, finance and management departments are located. The third floor is approximately 5,050 square feet and is kept in good condition.

The office building was purchased by our President, Mr. Ding, in July 1998 on behalf of Coal Group and he subsequently transferred title to Coal Group once it obtained a business license. The full purchase price has been paid and no amounts remain outstanding for this property. The building has 3 floors and is 14,674 square feet.

We occupy the third floor and the first and second floors are occupied by XianGrong Commercial & Trade Co., Ltd where they operate a restaurant. Coal Group provides this space in exchange for property maintenance and catering services. Catering services and various banquets held throughout the year for promotion purposes cost approximately $25,000. Only expenses exceeding $25,000 are paid.

The land on which the office building is situated is leased from the PRC government or previous holders of the lease for a period of 50 years, expiring in 2048. A lease from the PRC government grants use of land by obtaining a State Owned Land Usage Certificate and a lease obtained through previous lease holders grants use of land by obtaining a Collective Land Usage Certificate. Land in China cannot be owned and the only form of ownership is by way of lease for a period of up to 50 years. A regulation Coal Group must comply with in order to keep the lease is the use of the land as specified in the business license. Any changes in use must be approved by the PRC government.

Investment

In August 2005, Coal Group entered into an agreement with Deheng Assets Management Co., Ltd. (“Deheng Assets”) to purchase two office buildings located at Building 3 in Hongqi Street in Hohhot City (Property Certificate No. 2003001090) and Building 8 in Hongqi Street in Hohhot City (Property Certificate No. 2003002197). Coal Group intends to hold this property as an investment and currently has no plans for improvements to this property. Coal Group plans to lease the units for commercial use.

The two buildings are currently vacant with the exception of 3 floors which were previously occupied by 1 tenant. The space is rented on a month to month basis. Coal Group may consider renovation plans in the next fiscal year.

LaiYeGou Mine

Location & Access

The location of the LaiYeGou mine is south-east of Bianjia Road and is approximately 230 hectares as shown on the below map:

. The location is central as it intersects with national highways making access to the mine central to regional areas through No. 210 National Highway. The distance from LaiYeGou to each location is as follows:

•	Dongsheng – 70 km
•	Baotou City – 170km
•	XueJiaWan Town – 145km
•	Yulin City, Shang’xi Province - 215 km
•	Wuhai City - 370 km

There are other transportation routes. BaoShen Railway crosses Dongsheng where Dongsheng Coalfield and Shenfu Coalfield are located. These mines are 35 km away from a railway collection station and therefore a convenient location where Coal Group is able to purchase raw materials and transport it to customers.

Access to the property is monitored strictly by mine managers. Prior to entering the premises, mine managers assess condition and safety reports from the previous day and determine location and safety parameters for employees. Condition and safety reports are prepared on a daily basis and serves as a basis for permitting entry to the mine and locations where employees are assigned to work.

Ownership & Previous Operations

The LaiYeGou mine was acquired in June 1999. The land in which the mine is located is leased for a period of 50 years from the PRC government. As mentioned previously, land in China cannot be owned and the only form of ownership is by way of lease for a period of up to 50 years. A regulation we must comply with in order to keep the lease is the use of the land as specified in the business license. Any changes in use must be approved by the PRC government.

Since acquisition of LaiYeGou, Coal Group’s activities have been coal exploration for the purpose of supplying raw materials mostly to heating and power industries and retail customers.

In order to maintain our business license, we are required to pass random periodic safety inspections which check for gas and water seepage, ventilation, communication methods between in and outside of mine, any breach of environmental laws and certifications of employees who work in the mine. Mine managers and staff must be trained and have mine management qualification certificates obtained through the Coal Safety Production Bureau. To date, we have not breached any of the rules and regulations rendering our mine unsafe. Mine managers on site perform daily safety inspections.

Current Conditions

The LaiYeGou coal mine is an underground operation with a capacity  of 800,000 metric tons per year. Since acquisition, we have made enhancements such as reconstruction of wider laneways for access to the mine and from mine to coal field, construction of 7 work stations and emergency exits, and improvements to the draught system.

Equipment Used

The main equipment used on the mining site consists of drilling machines, a central transformer substation, and safety equipment such as a gas controller and exhaust fan which are located inside the mine. This equipment is kept in good condition. The useful life of the equipment is 10 years. The source of power utilized for the equipment comes from a 10KV single circuit supplied by Changzhang Town and is converted to 380 volts by our transformer. The voltage used on the surface of the mine and inside the mine varies from 220 to 380 volts and 127 to 380 volts, respectively.

Proven and probable Reserves

Occupying an area of 230 hectares at Dongsheng Coalfield near Dongsheng City, this underground coal mine has established proven and probable reserves of 26.09 million metric tons. The product mined is high quality, coal that has low sulphur, low phosphorus and low ash contents.  The estimate of proven and probable reserves was made by Inner Mongolia Coal Field Geology Bureau, an independent third party.

The coal produced meets the stringent environmental standards set by the Central government of China. The company’s environmentally friendly coal is ideal for general heating applications as well as for power generation, with a heat rating of 6,800–7,000 kcal.

Heat Power

Principal Business Office

Heat Power’s Administration, Finance, and Heat Station and Project Management Departments are located in newly constructed thermoelectric plant in Yingze Residential Area, Xuejiawan Town, Zhunger County. The office space is approximately 24,272 square feet.

XueJiaWan Thermoelectric Plant and Office Space

The 3.96 hectares land where the office building is constructed and where our thermoelectric plant is located is leased from the PRC government for a period of 50 years, expiring in 2053. Land in China cannot be owned and the only form of ownership is by way of lease for a period of up to 50 years. A regulation we must comply with in order to keep the lease consists of using the land as specified in the business license.

Administrative Branch Office

Our administrative branch office for North American investor relations and U.S. regulatory reporting was located at 6130 Elton Ave., Las Vegas, Nevada 89107.  In May 2009, the Company terminated the three consultants in our Administrative Branch Office, hired new financial advisors, and closed its Administrative Branch Office.

We do not plan to lease additional administrative offices for at least the next 12 months.

ITEM 3.   LEGAL PROCEEDINGS

None.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At our Annual Meeting of Stockholders held on December 1, 2008 the following individuals were elected unanimously to the Board of Directors to serve until the next Annual Meeting of Stockholders:

Name	Position	Period Serving	Term (1)
WenXiang Ding	CEO, President, Director, Secretary, Treasurer	December 1, 2008 – November 30, 2009	1 year

YanHua Li	Director	December 1, 2008 – November 30, 2009	1 year

Fu Xu	CFO	December 1, 2008 – November 30, 2009	1 year

Locksley Samuels	Director	December 1, 2008 – November 30, 2009	1 year

(1)           Directors hold office until the next annual stockholders’ meeting or until a successor or successors are elected and appointed.

We approved the appointment of Robert G. Jeffrey as our independent accountants for the fiscal year ended November 30, 2008.

PART II

ITEM 5.   MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholders of Our Common Shares

Market Information. In May 2007, our common stock became eligible for quotation on the Over-the-Counter Bulletin Board under the symbol “CHGY”.

The following table shows the high and low closing bid prices as quoted on the OTCBB for the fiscal quarters indicated and the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

2008	High	Low
First Quarter	0.42	0.41
Second Quarter	1.02	1.01
Third Quarter	0.95	0.94
Fourth Quarter	0.42	0.42
2007
First Quarter
Second Quarter (From June 8)	$0.25	$0.25
Third Quarter	0.25	0.25
Fourth Quarter	6.00	0.25

 Stock Option Grants

On February 11, 2008, the Board of Directors approved the granting of options to purchase a total of 4,500,000 shares of common stock as described in the 2008 Stock Option Plan (the “2008 Plan”) to directors, officers, employees and consultants of the Company. The following is intended as a brief description of the 2008 Plan and is qualified in its entirety by the full text of the 2008 Plan which is attached as Exhibit 10.4.

Administration

The 2008 Plan will be administered by the Board of Directors. The Board of Directors may appoint a committee of the Board of Directors (the “Committee”) comprised of two or more of directors, each of whom will be a “Non-Employee Director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an “Outside Director” within the meaning of Section 162(m) of the Code, to administer the 2008 Plan. Subject to the terms of the 2008 Plan, the Board of Directors or the Committee may determine and designate those employees, directors and consultants to whom options should be granted and the nature and terms of the options to be granted.

Eligibility

All of our employees, including our executive officers and directors who are also employees, are eligible to participate in the 2008 Plan. Directors who are not employees, as well as our consultants and advisers, are eligible to receive options under the 2008 Plan, except that such persons may only receive non-qualified options. Additionally, options granted to non U.S. residents may also only receive non-qualified options.

Exercise of Stock Options

The exercise price per share for each option granted under the 2008 Plan shall be determined by the Board of Directors or the Committee.

Subject to earlier termination upon termination of employment and the incentive stock option limitations as provided in the 2008 Plan, each option shall expire on the date specified by the Board of Directors or the Committee.

The options will either be fully exercisable on the date of grant or shall be exercisable thereafter in such installments as the Board of Directors or Committee may specify. Upon termination of employment or other service of an option holder, an option may only be exercised for a period of three months or, in the case of termination due to disability or death, a period of 12 months.

Transferability

Options granted under the 2008 Plan may not be transferred except by will or the laws of the descent and distribution and, during his or her lifetime, options may be exercised only by the optionee.

Certain Adjustments

In the event of any change in the number or kind of our outstanding common shares by reason of a stock dividend, stock split, recapitalization, combination, subdivision, rights issuance or other similar corporate change, the Board of the Committee shall make such adjustment in the number of common shares that may be issued under the 2008 Plan, and the number of common shares subject to, and the exercise price of, each then-outstanding option, as it, in its sole discretion, deems appropriate.

Amendment or Discontinuance

The Board may amend or discontinue the 2008 Plan, provided that no amendment may, without an optionee’s consent, materially and adversely affect any rights under any option previously granted to the optionee under the 2008 Plan. Additionally, the approval of our shareholders is required for any amendment that would:

•	increase or decrease the number of common shares that may be issued under the 2008 Plan; or
•	materially modify the requirements as to eligibility for participation in the 2008 Plan.

Our issued and outstanding shares could be sold at the appropriate time pursuant to Rule 144 of the Securities Act.

Dividends

We do not anticipate that we will declare any dividends in the foreseeable future. Although there are no restrictions that limit our ability to pay dividends on our shares, our intention is to retain future earnings for use in our operations and the expansion of our business. We also do not have any securities authorized for issuance under equity compensation plans.

DESCRIPTION OF SECURITIES

Pursuant to our articles of incorporation, the total authorized capital is 200,000,000 shares with a par value of $0.001 per share, of which 45,000,000 were outstanding as of March 16, 2009.

All of our authorized shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available. However, our present intention is not to pay any cash dividends to holders of shares but to reinvest earnings, if any. In the event of our liquidation, dissolution or winding up the holders of shares are entitled to share pro-rata in all assets remaining after payment of liabilities.

Shares have no pre-emptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares.

Our articles and by-laws do not contain any provisions that would delay, defer or prevent our change in control.

Dividend Policy:

We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Should we declare a dividend in the future, such dividend will be paid to shareholders on a pro rata basis in accordance with their shareholdings at such time.

Share Purchase Warrants:

We have not issued and do not have outstanding any warrants to purchase our shares.

Options:

On February 11, 2008, the Board of Directors approved the granting of options to purchase a total of 4,500,000 shares of common stock as described in the 2008 Stock Option Plan (the “2008 Plan”) to directors, officers, employees and consultants of the Company. Please refer to the above.

Convertible Securities:

We have not issued and do not have outstanding any securities convertible into shares or any rights convertible or exchangeable into shares.

Changes in Control:

There are no arrangements which may result in a change in control.

ITEM 6.   SELECTED FINANCIAL DATA

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

ITEM 7.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The application of GAAP involves the exercise of varying degrees of judgment. The resulting accounting estimates will not always precisely equal the related actual results. Management considers an accounting estimate to be critical if:

•	assumptions are required to be made; and
•	changes in estimates could have a material effect on our financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is an analysis of our revenues and gross profit, details and analysis of components of expenses, and variance; November 30, 2008 compared to November 30, 2007.

	2008	% Sales	2007	% Sales
Sales	$19,844,097	100%	$20,282,068	100%
Cost of Sales	13,952,988	70%	12,945,308	64%
Gross Profit	$5,931,099	30%	$7,336,760	36%

Sales

Coal Group

Sales for Coal Group were $ 12,875,569 in 2008 compared to $14,625,889 in 2007. The $ 1,750,320 decrease was as a result of reduced capacity of railway transportation, decreased capacity of the LaiYeGou coal mine during expansion efforts and also because of the temporary shut down of operations for the purpose of complying with PRC government regulations to improve the air quality during the 2008 Summer Olympics. Coal Group also was affected by the economic downturn experienced this year.

Coal Group has completed its expansion of the LaiYeGou coal mine and does not expect to encounter further interruptions in its business operations. With regard to the transportation challenges, Coal Group has secured contracts with customers which are equipped to transport their orders directly from the LaiYeGou coal mine. In previous years, transportation of coal products by customers proved to be difficult as roads were being reconstructed and a limited number of transportation units were able to access the mine at a given time. With our improved access points and contracts with customers with their own sources of transportation, we expect our sales to increase in line with demand and the increases in the price of coal.

The government has taken steps to remedy transportation challenges by guaranteeing routes via train and truck; however, these systems have not yet been standardized to the point that such routes can deemed to be a reliable source of transport. Also, these routes are only available to coal production entities providing raw materials to public utility companies. Transportation assistance is expected to continue until the conditions of public routes are improved and new and more efficient routes are established.

Coal Group revenues are determined by government regulation as a minimum price per ton is enforced. Coal Group’s selling price per ton has consistently been above this minimum set standard. A significant amount of revenues were generated from the coal mine. In addition, we met the demands of customers by supplementing coal mine production with outside purchases.

Coal Group does not typically sign contracts to fix its prices per ton. This allows Coal Group to sell its products at the going market rate which, to the best of management’s knowledge, will continue its upward trend in price. Locking in a fixed price does not allow Coal Group to capitalize on the increase in demand for its products.

Heat Power

Heat Power has two distinct operations: supplies steam heating directly to end users throughout the XueJiaWan district in Ordos City, Inner Mongolia: and it also supplies electricity to through Electric Power Group. Revenues generated by Heat Power were $ 7,008,528 in 2008 compared to $ 5,656,179 in 2007. The $ 1,352,349 increase was a result of the increase in the number of users as a result of the continued growth in the XueJiaWan area. It is expected that this area will expand further in the next 2 fiscal years. Although Heat Power experienced an increase in revenues during this period, the projected level of revenues based on number of users was not met. This was as a result of the temporary shut down of the thermoelectric plant during the third quarter for the 2008 Summer Olympics as instructed by the PRC government for the purpose of improving the air quality. Heat Power was instructed to temporarily shut down operations from June 9 until September 20. We do not expect to encounter further interruptions to our operations in the foreseeable future.

Revenues generated are a function of government regulation as the prices charged are approved by the government. The government reviews the pricing of heating from time to time as market conditions change. The cost of coal, the raw material for Heat Power’s operations, is also regulated by the government.  The price point at which we obtain coal from suppliers is controlled by the government, to maintain a policy of ensuring that such prices remain affordable for utility companies. The incentive for the suppliers to supply at such prices are the guarantee and arrangement of transportation routes by the government, thereby saving transportation costs on part of the supplier. Such savings outweigh the reduction in the selling price for the supplier.

The following table describes the type of customer and identifies the units of measurement that are associated with the revenues that are reported by Heat Power.

Heating Revenue Per Unit

User	Unit Price		Area (sq. meter range)		Revenue ($)
	2007	2008	2007 (Q1-Q3/Q4)	2008 (Q1-Q3/Q-4)	2007	2008	Variance
Residential	0.24	0.43	245/290	1010/1510	1,090,916	2,309,264	1,218,347
Commercial	0.47	0.62	167/240	240/440	429,755	786,019	356,263
Government	0.51	0.62	743/1010	290/220	644,959	801,081	156,121

Total					2,165,632	3,896,364	1,730,732

_________________

* There were no revenues recorded in the third quarter related to Heat Revenue as a result of the temporary shut down of the thermoelectric plant during such period for the 2008 Summer Olympics.

The following table compares the quarterly revenue stream from the Electric Power Group and the units of measurement that are associated with the revenues for such periods.

Electricity Revenue Per Unit

Period	Unit Price		Units of Power supplied (10000KW.h)		Electricity Revenue (Ten thousand $)*

	2007	2008	2007	2008	2007	2008	Variance
Q1	0.03	0.03	28,827	35,560	807,347	1,110,178	302,830
Q2	0.03	0.03	36,294	37,797	1,016,474	1,321,388	304,913
Q3	0.03	0.03	26,124	919	731,617	52,177	(679,440)
Q4	0.03	0.03	33,387	20,921	935,107	628,419	(306,687)

Total			124,633	95,199	3,490,547	3,112,163	(378,383)
					5,656,179	7,008,527	1,352,348
There are no revenues recorded in July and August 2008 as a result of the mandatory shut down as per the PRC government during the summer Olympics.

Cost of Sales

Details of the cost of goods sold for the years ended November 30, 2008 and 2007 are as follows:

	2008	2007
Salaries and wages	$599,882	$641,408
Operating supplies	472,990	333,044
Depreciation and amortization	2,069,366	1,654,431
Repairs	90,081	49,772
Coal and freight	9,583,012	9,892,246
Utilities	751,117	305,200
Other	386,550	69,207

Total	$13,952,998	$12,945,308

Salaries increased as a result of additional staff being employed during expansion efforts of the LaiYeGou coal mine. Our coal consumption decreased as a result of the temporary shut down of operations of Heat Power during the 2008 Olympics. The cost of freight decreased as a result. Our utility costs increased to higher levels as rates increased significantly during the fourth quarter. The cost of coal increase significantly as Coal Group increased purchases from external sources. Coal Group expended its exploration efforts in a nearby mine in Loasangou to test whether acquisition of this mine is commercially viable and a worthy investment. Exploration efforts were contracted to Coalfield Geological Bureau. Coal Group does not intend on pursuing further exploration efforts in Laosangou as result of findings.

Administrative and Selling Expenses

	2008	% Expenses	2007	% Expenses
Salaries and Wages	$502,795	19	$401,952	15
Postage and office supplies	517,000	19	556,330	21
Sales Tax	352,244	13	440,220	17
Professional and other fees	664,644	25	440,067	17
Depreciation	167,873	6	152,589	6
Travel	185,120	7	209,815	8
Repairs	153,273	6	100,205	4
Allowance for doubtful accounts	1,811		91,439
Other expenses	121,881	5	223,534	9
Total expenses	$2,666,641	100%	$2,616,151	100%

Salaries and Wages. Wages increased as a result of retaining additional staff at the thermoelectric plant and also as a result of increase in base salaries and bonuses. We believe that such increase is in line with market rates in comparable industries in the region.

Postage and Office. The increase was attributed to various promotional materials being printed for Coal Group announcing our expansion efforts. With capacity to produce up to 800,000 tons per year as a result of enhancements made, we hope to secure long term contracts. Our marketing efforts prevailed throughout the temporary shut down of operations as a result of expansion efforts of the LaiYeGou coal mine and the summer Olympics. We expect such expenses to increase for the foreseeable future as such efforts have been effective in increasing our revenues.

Travel. Travel expenses decreased as we did not incur additional costs for employees operating the thermoelectric plant for training. We expect to conduct our training on site. Our travel costs were mostly incurred by engineering consultants to the thermoelectric plant and also travel incurred by sales staff in their marketing initiatives. We expect such expenses to recur on an ongoing basis.

Repairs. Minor repairs were made to mining equipment as part of overall yearly maintenance schedule.

Professional and other Fees. Professional fees were paid for a procedural audit by various professionals to assess the overall operations of the thermoelectric plant and heat transfer stations as a result of our request to increase usage fees. In order to increase usage fees, we must comply with such audit as part of our application process. Fees were also paid to environmental professionals who assisted in the implementation of environmental protection policies and procedures. Fees paid to environmental professionals are expected to be an ongoing expense. We also retained engineer professionals to evaluate the overall efficiencies of the LaiYeGou coal mine.

Pollution control. Heat Power experienced an increase in anti pollution fees as assessed by the Environmental Protection Bureau. The fee is based on water usage by the thermoelectric plant, and heat transfer stations.

Non-Operating Income (2008-$ 319,925 vs. 2007-$ 62,740), Non-Operating Expense (2008-$ 765,388  vs. 2007-$ 704,098)

Non-operating income increased as a result of interest earned on loans granted to suppliers and associated firms by promissory notes and deposits on secured agreements. Non-operating expenses increased as a result of loans obtained from the Agriculture and Baotou Commercial Banks as mentioned above in “Sources of Capital”.

Government Subsidies (2008 - $ 3,042,579 vs. 2007 - $ 690,782)

Heat Power received government grants from the Zhunger Finance Department, Zhunger National Taxation Bureau for supplying heating to local secondary schools and for VAT exemptions for the period.

Effect of government regulation on our revenues and costs

Since the industry of coal production sale and power generation is highly regulated by various bureaus of the Inner Mongolia government, a significant amount of our revenues and costs are set by government regulation. The following is a listing of costs for operation of Coal Group, LaiYeGou Coal mine and Heat Power and the effect of pricing by various government regulators:

Coal Group:
Composition:	Pricing determined by:
Revenue: Selling price of coal	Government *
Fixed Costs:
Depreciation	Tax Bureau
Salary	Market
Welfare benefits, labor union expense and education expense	Government - Administration of Finance
Social insurance	Government - Administration of Finance
Vehicle insurance	Government - Administration of Finance
Utilities	Government - Local Price Bureau
Variable Costs:
Cost of coal	Market
Sales tax(9% of value-added tax payable)	Tax Bureau
Stamp duty tax	Tax Bureau
Repairs	Market
Entertainment & promotion	Market
Office	Market
Travel	Market
Freight	Market
Consultation and other	Market

*The government sets prices to be paid by power plants to obtain raw material coal to maintain a policy of ensuring that such prices remain affordable to power plants.  The selling price to power plants is regulated by the National Electric Power Co.

LaiYeGou Coal Mine

Composition:	Pricing Determined by:
Raw material:
Explosive material	Government - Local Price Bureau
Cost of sales:
Electricity	Government - Local Price Bureau
Transportation	Market
Loading	Market
Salaries	Market
Safety fund	Government - Coal Management Bureau
Overhead	Market

General and Administrative expenses:
Amortization	Tax Bureau
Salaries	Market
Welfare benefits	Government - Administration of Finance
Depreciation	Tax Bureau
Entertainment & promotion	Market
Electricity	Government - Local Price Bureau
Repairs	Market
Travel	Market
Conference	Market
Occupancy	Market
Research and development	Market
Advertising	Market
Labor union fees	Government - Administration of Finance
Employee education/training	Market
Labor protection fees/Social insurance	Government - Administration of Finance
Insurance	Market
Professional fees	Market

Selling expenses:
Travel	Market
Loading	Market
Custody charges	Market
Coal management	Coal Management Bureau
Site management	Market
Management fees	Market
Irrigation construction fund	Determined by the Administration of Finance
Auto	Market

Heat Power:

Composition:	Pricing Determined by:
Revenue: Selling price of Electricity	Government - Inner Mongolia Electric Power Co., Ltd.
Revenue: Selling price of Heating service	Government - Inner Mongolia Zhunger Pricing Bureau
Expenses:
Cost of coal and freight	Market
Utilities	Government - Local Price Bureau
Repairs	Market
Salaries	Market
Welfare benefits	Market
Depreciation	Tax Bureau

To the best of management’s knowledge, we are subject to the following material laws and regulations:

Also refer to “Risks Relating to Our Business - Compliance and enforcement of environmental laws and regulations may cause us to incur significant expenditures and resources which we may not have.”

China National Labor Laws

(Source- U.S. Department of State- Country Report on Human Rights Practices-2003 China). We are subject to the following labor laws and to the best of our knowledge, we are not in violation of any labor laws in effect.

The Right to organize and Bargain Collectively: China’s National Labor Law, which entered into force on January 1, 1995, permits workers in both state and private enterprises in China to bargain collectively. The National Labor Law provides for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management, and should specify such matters as working conditions, wage scales, and hours of work. The law also permits workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract.

Minimum Age for Employment of Children: China’s National Labor Law forbids employers to hire workers less than 16 years of age and specifies administrative review, fines and revocation of business licenses of those businesses that hire minors. Laborers between the ages 16 and 18 are referred to as “juvenile workers” and are prohibited from engaging in certain forms of physical work including labor in mines.

Acceptable Conditions of Work: The Labor Law provides for broad legal protections for workers on such matters as working hours, wages, and safety and health. The Trade Union Law invests unions with the authority to protect workers against violations of their legal rights or contractually agreed conditions of work. The Law on the Prevention and Treatment of Occupational Diseases, and the Production Safety Law identify responsibilities for work-related illness and accidents, and provide for specific penalties for violation of the law.

There is no national minimum wage. The Labor Law allows local governments to determine their own standards for minimum wages. Local governments generally set their minimum wage at a level higher than the local minimum living standard but lower than the average wage.

The Labor Law mandates a 40-hour standard work week, excluding overtime, and a 24-hour weekly rest period. It also prohibits overtime work in excess of 3 hours per day or 36 hours per month and mandates a required percentage of additional pay for overtime work.

Compliance with China National Labor Laws

We have complied with these China National Labor Laws as discussed above. Our administration department takes a pro-active approach to ensuring that we and our employees adhere to labor laws.

The Role of the National Department and Reform Commission (NDRC)

The NDRC, in its efforts to improve the efficiencies in the coal mining industry, is taking the approach of shutting down smaller mines or any mine which does not meet its specified basic production requirements. The LaiYeGou mine is considered one of the larger mines in the area; therefore, we believe it is not subject to such potential closure. Our production levels are determined by market demand.

Heating Pricing Regulated by Zhunger Pricing Bureau

The price charged to supply heating to XueJiaWan users is regulated and controlled by the Inner Mongolia Zhunger Pricing Bureau, a division of the Inner Mongolia government. The pricing structure is approximately as follows per square foot:

1. Residential: $ 0.14

2. Commerce: $ 0.26

3. Office: $ 0.24

These prices are effective March 2, 2006 as stated on the Heating Price Standard issued by the XueJiaWan Town Zhunger County.

Please refer to “Risks Relating to Our Business”.  The prices we charge to supply heating in any area in China is determined by the Inner Mongolia Zhunger Pricing Bureau and we may not be able to recoup increases in the cost of raw materials or expenses for an undetermined period of time until application to increase prices is approved.

Coal Prices Regulated by Coal Sales Association

The price for mass coal (large, middle, and powdered individually sold) must be at least $13.30 (110 RMB) per ton and the prices for mixed coal (assortment of mass coal) must be at least $11.50 (95 RMB) per ton. Prices set by the Local Coal Sales Association are reviewed as market conditions change.

Please refer to “Risks Relating to Our Business”As a member of the Local Coal Sales Association, the minimum price at which we sell coal in any area in China is determined by the Local Coal Sales Association and if there is any decrease in demand for a particular type of coal, we cannot lower our prices beyond the minimum set price to adjust for a decrease in demand without loss of our membership.

Research and Development

We are not devoting any resources to research and development efforts on our products. The development efforts in expanding our production cycle and of constructing of new thermoelectric plants are subcontracted out to third parties.

Compliance with Environment and Safety laws

Coal Group

The safety of Coal Group’s coal mine employees is governed under Coal Laws of China under the authority of the Coal Safety Production Bureau. Such laws coincide with application and maintenance of its business license obtained through the Department of Geology and Mineral Resources. Coal Group is required to pass random periodic safety inspections which check for gas and water seepage, ventilation, communication methods between in and outside of the mine, any breach of environmental laws and certifications of employees who work in the mine. Mine managers and staff must be trained and have a mine management qualification certificates obtained through the Coal Safety Production Bureau. Mine managers on site perform daily safety inspections.

Heat Power

Safety in Heat Power’s thermoelectric plant and heating plants are also regularly reviewed and monitored. On a quarterly basis, tests are preformed on pressure vessels, insulation, levels of toxicity and moisture, and overall operational efficiency by local Work Safe Labor Departments and Electric Power companies operated by the PRC Government.

Heat Power also performs annual servicing of the plant and a major inspection and thorough evaluation every 3 years. Such inspections are contracted out to civil engineering companies.

The potential liability for violation of environmental standards consists of loss of our business licenses causing irreparable damage to our reputation and payment of penalties which vary depending on the nature of the violation and history of previous violations made. There is currently no fixed amount set by the government and penalties are determined on a case by case basis. In addition, any project which we are undertaking will be ceased, pending compliance with environmental standards.

Performance indicators

Our performance is affected by trends and uncertainties which we experience. Financial Measures:

1.           Achieve consistent sales levels of $ 25,000,000 each fiscal year.

Our sales are summarized as follows:

	Year Ended November 30,
	2008	2007
	(Audited)	(Audited)
Sales	$19,884,097	$20,282,068

2.           Cash flows generated from collection of accounts receivables and customer advances (unearned revenues) of $800,000 per month.

3.           Age of average accounts receivable one month.

It is common in the coal industry to consider accounts receivables within one year old to be current. This is a common perception not only in the industry in which we operate but also among other industries in China. The majority of our outstanding accounts are less than six months old.

4.           Increase of the number of coal customers to 500.

5.           Secure 50 contracted coal customers, preferably obtaining deposits prior to delivery of goods.

6.           Secure further monopoly contracts with the Inner Mongolia government to provide heating requirements in undeveloped rural regions.

Current trends in the Industry

Given the increase in demand for coal production for electricity and heating production, the Central government is encouraging sectors to build more power stations, coking factories, calcium carbide factories and silicon iron factories across the country. A challenge in meeting this demand is transporting coal to nearby regions, such as Shanxi and Hebei Provinces, as transportation routes are currently inefficient or non existent. These routes are expected to be completed in the next 5 years. As a result, sales to these regions during this period may not be at levels we desire.

For Coal Group, methods of circumventing transportation challenges are to receive contracts granted by the government, because in such cases transportation would be guaranteed from LaiYeGou coal mine to the final destination. Where contracts are privately arranged, transportation is arranged through the hire of third party transporters by customers. In some instances, coal is purchased by third parties in close proximity to train stations where transportation to customer destinations is more efficiently arranged. However, transportation to destinations is limited to those for which routes are in place.

For Heat Power, transportation of coal to our facility is provided by Guanbanwusu.

Coal Group does not have competition in the usual sense of the term that most other businesses experience. There are approximately 30,000 coal mining companies throughout China; however, since demand currently exceeds supply, competition is not a concern in the operations of our business.

China’s coal industry remains large and growing. Its customer base is chronically under-supplied. There are pressures from the government to use nuclear power instead of coal due to environmental concerns; however, coal reserves in China are abundant and less expensive and a switch to other forms of resources to generate energy is unlikely.

The electricity and heating supply industry is also growing; however, the government is taking steps to monitor and control economic growth in the rural areas to ensure that the economy is developing at a stable rate.

Liquidity and Capital Resources

Working Capital Needs:

As of November 30, 2008 we had a working capital deficit of $ 19,807,808.

We estimate our cash requirements for the next 12 months Coal Group will require approximately $ 6,000,000 and Heat Power will require approximately $ 5,000,000, a total of $ 11,000,000 in order to cover our working capital needs as follows:

	Coal Group	Heat Power
Materials	300,000	4,000,000
Labor/Overhead	3,500,000	800,000
Selling/Administrative expense	2,200,000	200,000
Total	$6,000,000	$5,000,000

We currently are able to sustain our working capital needs through profits we generate, and through bank and shareholder loans.

We anticipate that cash flow from collection of accounts receivables, customer deposits and bank and shareholder loans will be sufficient to sustain our working capital needs. However we may require other sources of capital.

Sources of Capital:

Coal Group obtained loans from the Agriculture and Baotou City Commercial Bank amounting to $ 5,558,888 to assist in funding working capital needs. The terms and principal amount of the loans granted are as follows:

Due date	Interest rate	Principle
October 22, 2009	8.316%	$2,633,156
March 30, 2009	8.964%	1,462,866
April 23, 2009	8.964%	1,462,866
Total		$5,558,888

Shareholders loans are granted from time to time as required to meet current working capital needs. We have no formal agreement that ensures that we will continue to receive such loans. We may exhaust this source of funding at any time.

Plans for Expansion:

Coal Group

Coal Group has recently completed its expansion of the LaiYeGou Coal mine and has increased its capacity to 800,000 metric tons of per year. Coal Group does not intend to take on any further projects requiring substantial capital in the next 12 months.

Heat Power

The thermoelectric plant was put into operation September 2006. Heat Power does not intend to take on any other projects requiring substantial capital in the next 12 months. Heat Power is currently constructing additional boilers to supplement the thermoelectric plant operation.

We do not know of any trends, events or uncertainties that are likely to have a material impact on our short-term or long-term liquidity other than those factors discussed above.

Cash Flows

Operating Activities:

Our net cash provided by operating activities were $ 4,403,400 for 2008 and $ 11,358,191 for 2007. The following summarizes the inflow and outflow of cash for these periods:

	2008	2007
Net income	$3,890,712	$2,973,838
Increase in accounts receivable	(723,446)	(2,309,175)
Increase in customer advances	1,689,854	1,928,308
Decrease (increase) in advances to suppliers	(3,279,091)	1,199,215
Decrease (increase) in inventory	(508,824)	472,142
Increase in deferred income	1,188,747	1,664,841
Increase in other accounts payable	526,325	2,237,280
Other	2,479,994	(5,225,120)
Net Cash Provided (Consumed) By Operating Activities	$5,264,271	$13,391,569

Accounts Receivable. The increase in accounts receivables are mainly attributed to Heat Power’s user fees made on account. The age of such accounts was less than 3 months. Coal Group’s sales on account were also outstanding for less than 6 months.

As of November 30, 2008, Coal Group did not have any receivables. For Heat Power, the collection of accounts for users of our heating and electrical network varies from 4-6 months. As of November 30, 2008, approximately 87% of Heat Power’s accounts were outstanding for less than 6 months.

Customer Advances. The majority of customer advances received were from Heat Power’s users as a result of providing heat and hot water supply from newly constructed thermoelectric plant and boilers converted from previous operations. Advances on sales of coal are also a normal business practice that ensures that the customer obtains coal at the market price determined on the date of purchase.

Advances to Suppliers. Advances increased as a result of advances made to suppliers of materials required for the LaiYeGou coal mine expansion. Prepayment is also a common business practice in China as it allows for a determined price and in some instances will be accompanied by discounts on purchases.

Inventory. The majority of the inventory relates to Heat Power’s supply of coal for use in thermoelectric operations and consists of operating supplies used by Heat Power for heat generation such as raw coal and boiler fittings.

Accounts Payable. These amounts consist of accruals made for freight, repairs and maintenance of heating plants, labor union fees, social insurance, and technical training for our employees. Heat Power previously accrued a hold back fee on 5-10% of the value of materials used in Heat Power’s construction of the thermoelectric plant to be held back for the duration of the warranty period. Upon expiration the holdback fee is payable to the vendors and resulted in the decrease in accounts payable compared to 2007.

Deferred income. These amounts consist of Heat Power’s receipt of reimbursements from various real estate development companies for the costs of constructing pipelines to connect to rural areas being developed. The income will be recognized based on a 10 year straight line depreciation of equipment used in thermoelectric plant operations.

Investing Activities:

Our net cash provided by investing activities was $ 107,638 in 2008, and our net cash used in investing activities was $ 14,381,307 in 2007. Heat Power procured various fixed assets necessary for the thermoelectric plant and the decrease in construction in progress compared to 2007 levels was as a result of amounts subsequently transferred to fixed assets heat transfer stations which were completed during 2008. Construction in progress charges consist of expenses paid for LaiYeGou coal mine expansion and also Heat Power construction of additional boilers and conversion of existing heating plants previously used in exclusive heat supply operations prior to construction of the thermoelectric plant.

The Company granted notes to two vendors previously of which $ 2,233,935 were repaid. The full balance is expected to be repaid by second quarter ended. The Company had previously made investments in two other companies of which such investments were converted to promissory notes during the third quarter of which $3,853,884 were repaid

The Company has a $ 255,776 investment in Litai Coking Co. Ltd. Litai Coking Co. Ltd. is a customer of the Company owned coal mine. This investment is a 20% equity interest which has been accounted for by the equity method of accounting. LiTai Coking Co. Ltd was not operating in 2008 and did not generate an income or loss.

Financing Activities:

Our net cash used in financing activities was $ 6,390,384 in 2008 and our net cash provided by financing activities in 2007 was $ 2,345,459.

All land in the China belongs to the PRC. To extract resources from land, Coal Group is required to obtain a mining right. The jurisdiction responsible for issuing such rights is the Provincial Bureau of National Land and Resource, a division of the PRC government. In December 2005, Coal Group’s mining right was assessed to be approximately $ 3.7 million for a period of 14 years commencing November 2005. This mining right is regarded as an Intangible Asset to be amortized over a period of 14 years. As of November 30, 2008, we have fulfilled our obligations under the mining right by the payment of our remaining balance thereon of $1,712,837.

Coal Group also obtained additional loans from the Agriculture and Baotou Commercial Bank to fund working capital needs as mentioned above in “Sources of Capital”.

A substantial portion of the cost of construction of the thermoelectric plant has been provided by shareholder loans. The outstanding balance of these loans at November 30, 2008 is as follows:

Ordos City YiYuan Investment Co. Ltd.		$1,535,992
Hangzhou Dayovan Group, Ltd.		5,101,839
Xinghe County Haifu Coal Transportation & Sales Co., Ltd.		1,760,278
WenXiang Ding		2,071,336
WenHua Ding		248,688
	Total	$10,718,163

Material Commitments

We are committed to the payment of bank loans, and shareholder loans as mentioned above. We have title to all our capital assets consisting of production equipment, automobiles, and office equipment.

Heat Power’s offices are currently leased on a month to month basis and Coal Group occupies space purchased in 1998. Coal Group holds title to this property in the form of a 50 year lease from the government. There are no amounts owed with respect to the Coal Group property.

Heat Power is obligated to make interest payments on a loan obtained through Coal Group as mentioned above.

Seasonal Aspects

Coal Group’s business is seasonal in that sales are particularly low in February, due to the Chinese New Year holiday. During this time our business is closed for 2 weeks. As a result, sales in March are usually higher.

Heat Power sales level relating to heat generation is not provided from October through April as the climate in the region is high, reducing heating requirements.

Subsequent Event:

On November 30, 2004, the Company entered into a share exchange agreement (the “Exchange Agreement”) pursuant to which the shareholders of 100% of the equity interests in Coal Group and the shareholders of 49% of the equity interests in Heat Power (collectively, the “PRC Shareholders”) acquired shares of the Company’s common stock in consideration for their exchange (the “Share Exchange”) of 100% of their equity interests in Coal Group and Heat Power (each an “Operating Company” and collectively, the “Operating Companies”).  Due to certain changes in applicable PRC law, the Share Exchange, however, was not effected in such a way that would permit the share registration of the Operating Companies held by the PRC Shareholders to be perfected by the recordation with applicable Chinese regulatory authorities of the transfer of ownership of the Operating Companies to the name of China Energy Corporation.  In response to this change in law, the Company commenced a plan to convert the holding structure of the Operating Companies into Foreign Invested Enterprises (“FIEs”) under PRC law.  In connection with this plan, the PRC Shareholders and PPI, a subsidiary of the Company, entered into a Trust Agreement with the PRC Shareholders, whereby all the shareholders confirmed their obligation to hold their interests in Coal Group and Heat Power in trust for PPI.  Nevertheless, even though the Company and the PRC Shareholders entered into the Share Exchange and the Trust Agreement and the related plan to convert the Operating Companies into FIEs, the enforceability of the Company's claim to legal ownership of the Operating Companies may be subject to risk under applicable PRC law.  Specifically, since the Operating Companies and the PRC Shareholders are located in the PRC, any action to enforce or challenge the terms of the Exchange Agreement and the Trust Agreement would ultimately have to be heard in the PRC to realistically be effective. Accordingly, given the issue as to perfection, we cannot predict to what extent a PRC administrative or court authority would determine that the Exchange Agreement or the Trust Agreement or the intent of the parties as memorialized therein created a legal right or claim to ownership of the Operating Companies that would be enforceable under PRC law.  In addition, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we would enjoy in the PRC as compared with more developed legal systems.  It is also unclear as to the level of comity that a PRC court would extend to a contract governed by non-PRC law, or any final judicial determination as to the enforceability of contract made by a non-PRC court. Regardless, we believe that our ownership of the Operating Companies is appropriate because of the continued memorialization of the intent of the original shareholders of the Operating Companies to transfer the business of the Operating Companies to the Company, the actions of the original shareholders consistent with this view, and the validity and enforceability of the framework agreement under PRC law.

Upon subsequent review of the FIE business license plan contemplated by the Trust Agreement and the Share Trust Agreements, the Company determined that it could instead adequately reduce any PRC regulatory risk by using an alternative structure involving the use of “variable interest entities” or VIEs.   Pursuant to this approach, the Company would forgo any right to registered ownership of the Operating Companies contemplated by the Share Exchange, and would instead permit registered ownership of the Operating Companies to continue to be held by all or certain of the PRC Shareholders (the “VIE Shareholders”).   The plan requires the Company  to establish a new indirect subsidiary of the Company incorporated in the PRC (“CEC China”) which would  enter into a series of contractual arrangements with the VIE Shareholders so that the control and the economic benefits and costs of ownership of the Operating Companies would flow directly to CEC China through a series of management and business cooperation agreements.  CEC China would also have the option to purchase the equity interests in the Operating Companies held by the VIE Shareholders.  The VIE Shareholders would pledge their equity interests in the Operating Companies as security for their agreement to comply with provisions of the management and cooperation agreements and would provide CEC China with a power of attorney to exercise all their shareholder rights in the Operating Company.  The contractual arrangements under the VIE structure are intended to comply with, and be enforceable under, applicable PRC law, and would adequately reduce any PRC regulatory risk without the capital contributions necessary under the FIE plan initially proposed by the Company.  In connection with the  planned VIE restructuring, the Company and the PRC Shareholders have entered into a Framework Contract in July 2009 pursuant to which the Company has agreed to form CEC China within three months of the execution of the Framework Contract, and the Company and the PRC Shareholders have agreed to enter into the aforementioned agreements.

Pending the consummation of the VIE restructuring, the Company still continues to control the Operating Companies. The evidence of the Company’s ownership of the Operating Companies is reflected by the continued memorialization of the intent of the original shareholders of the Operating Companies to transfer the business of the Operating Companies to the Company, the actions of the original shareholders consistent with this view, and the validity and enforceability of the framework agreement under PRC law.

Notwithstanding the foregoing, prior to the consummation of the VIE restructuring, the enforceability of the Company’s legal ownership under PRC law could be subject to risk or challenge.  We believe that the likelihood of the Company’s claim to legal ownership being at risk or challenged is low.  In our view, there is a hypothetical risk that a challenge could arise from an action initiated by either one or more of the original shareholders of the Operating Companies, or by a third-party claiming that it received shares of the Operating Companies from one or more of the original shareholders following the date of the Share Exchange, in each case in violation of the intent of the  Exchange Agreement.   Given the contractual agreements and representations of the original shareholders under the Exchange Agreement, the PPI Trust Agreement and the Framework Contract, we do not believe this to be a material risk.  Furthermore, to the best of our knowledge, the actions of the original shareholders of the Operating Companies have been consistent with this view. Given the foregoing, we plan and expect to maintain control over the Operating Companies pending the VIE restructuring.  We do not believe that there is any reasonably possible liability associated with past operations that would arise as a result of our current ownership status over our Operating Companies.  We do not believe that our current ownership over our Operating Companies materially adversely affects our Operating Companies’ ability to obtain licenses, permits, or other authorizations that are necessary to conduct business operations and commerce.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA [to come after audit]

CHINA ENERGY CORPORATION
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of China Energy Corporation

We have audited the accompanying consolidated balance sheets of China Energy Corporation and subsidiaries (the “Company”) as of November 30, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended November 30, 2008 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the China Energy Corporation and subsidiaries at November 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years ended November 30, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 19 to the consolidated financial statements, the accompanying 2008 and 2007 consolidated financial statements have been restated.

/s/ Wei, Wei & Co., LLP

New York, New York

CHINA ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
NOVEMBER 30, 2008 AND 2007

	2008	2007
	(as restated)	(as restated)
ASSETS
Current assets:
Cash and cash equivalents	$456,802	$1,489,762
Certificate of deposit	-	94,698
Accounts receivable, net of allowance for doubtful accounts of $102,401 and $94,698, respectively	3,006,456	3,602,649
Other receivables	4,333,548	1,221,640
Advances to suppliers	2,750,536	1,180,386
Inventories	500,154	152,133
Total current assets	11,047,496	7,741,268

Fixed assets:
Property, plant and equipment	38,566,119	29,027,912
Construction in progress	9,809,230	7,626,025
	48,375,349	36,653,937
Less: accumulated depreciation and amortization	(4,778,216)	(2,934,087)
Net fixed assets	43,597,133	33,719,850

Other assets:
Investment property, net of accumulated depreciation of $120,686 and $69,755, respectively	1,978,873	1,871,881
Mining right, net of amortization of $492,575 and $400,303, respectively	3,916,413	3,532,407
Long term investments	255,776	3,889,184
Restricted cash	148,668	136,453
Notes receivable	2,802,850	5,011,133
Total other assets	9,102,580	14,441,058

TOTAL ASSETS	$63,747,209	$55,902,176

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	$5,558,888	$9,469,825
Accounts payable	9,389,617	6,745,522
Advance from customers	3,350,659	2,426,135
Accrued liabilities	326,611	413,374
Other payables	929,463	1,147,215
Shareholder loans	10,718,163	8,877,015
Current portion of long term obligation	-	1,082,266
Current portion of deferred income	581,903	188,505
Total current liabilities	30,855,304	30,349,857

Non-current liabilities
Long term obligation	-	1,623,399
Deferred income	4,790,048	1,984,387
Total non-current liabilities	4,790,048	3,607,786

Total liabilities	35,645,352	33,957,643

Stockholders’ equity:
Common stock: authorized 200,000,000 shares of $0.001 par value; 45,000,000 shares issued and outstanding	45,000	45,000
Additional paid-in capital	8,655,805	8,655,805
Paid in capital – stock options	315,000	-
Retained earnings	8,545,786	5,706,522
Statutory reserves	6,968,841	5,849,102
Accumulated other comprehensive income	3,571,425	1,688,104
Total stockholders’ equity	28,101,857	21,944,533

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$63,747,209	$55,902,176

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

	2008	2007
	(as restated)	(as restated)

Revenues	$19,884,097	$20,282,068
Cost of revenues	(13,952,998)	(12,945,308)
Gross profit	5,931,099	7,336,760

Operating expenses:
Selling and marketing	(394,298)	(493,775)
General and administrative	(2,272,343)	(2,122,376)
Total operating expenses	(2,666,641)	(2,616,151)

Income from operations	3,264,458	4,720,609

Other income and expenses:
Financing expenses, net	(765,388)	(704,098)
Government subsidies	3,042,579	690,782
Non-operating income	319,925	62,740
Non-operating expenses	(399,093)	(121,670)

Income before income taxes	5,462,481	4,648,363

Provision for income taxes	(1,503,478)	(1,724,229)

Net income	3,959,003	2,924,134

Other comprehensive income:
Foreign currency translation adjustment	1,883,321	812,167
Total comprehensive income	$5,842,324	$3,736,301

Net income per common share basic and diluted	$0.09	$0.07

Weighted average common shares outstanding basic and diluted	45,000,000	45,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

	Common Stock		Additional Paid-in	Paid-in Capital Stock	Retained	Statutory	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Options	Earnings	Reserves	Income	Equity
					(as restated)	(as restated)	(as restated)	(as restated)

Balance as of November 30, 2006	45,000,000	$45,000	$8,655,805	$-	$4,164,902	$4,466,588	$875,937	$18,208,232
Net income	-	-	-	-	2,924,134	-	-	2,924,134
Foreign currency translation adjustment	-	-	-	-	-	-	812,167	812,167
Appropriation of statutory reserves	-	-	-	-	(1,382,514)	1,382,514	-	-
Balance as of November 30, 2007	45,000,000	$45,000	$8,655,805	-	5,706,522	5,849,102	1,688,104	21,944,533

Value of stock options granted	-	-	-	315,000	-	-	-	315,000
Net income	-	-	-	-	3,959,003	-	-	3,959,003
Foreign currency translation adjustment	-	-	-	-	-	-	1,883,321	1,883,321
Appropriation of statutory reserves	-	-	-	-	(1,119,739)	1,119,739	-	-
Balance as of November 30, 2008	45,000,000	$45,000	$$8,655,805	$315,000	$8,545,786	$6,968,841	$3,571,425	$28,101,857

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

	2008	2007
	(as restated)	(as restated)

Cash flows from operating activities:
Net income	$3,959,003	$2,924,134
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	-	93,698
Depreciation and amortization	2,281,398	1,883,148
Options issued for services	315,000	-
Interest accrued on shareholder loans	209,118	393,186
Loss on disposal of property, plant and equipment	-	444
Loss from long term investments	-	19,182
Gain from short term investments	-	(9,668)
Changes in operating assets and liabilities:
Decrease (increase) in certificate of deposit	94,698	(94,698)
Decrease (increase) in accounts receivable	588,491	(2,321,703)
(Increase) in other receivables	(3,111,908)	(918,107)
(Increase) decrease in advances to suppliers	(3,060,298)	1,204,211
(Increase) decrease in inventories	(348,021)	472,142
Increase in deferred income	3,199,059	2,172,892
Increase in accounts payable	942,610	2,421,996
(Decrease) increase in advance from customers	(229,577)	1,632,574
(Decrease) increase in accrued liabilities and other payables	(436,173)	1,484,760
Net cash provided by operating activities	4,403,400	11,358,191

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,552,335)	(4,269,620)
Increase in construction in progress	(1,029,104)	(6,108,776)
Payments made on mining right obligation	(152,614)	-
Proceeds from disposal of short term investments	-	61,919
Increase in long term investments	-	(3,732,553)
Proceeds from disposal of long term investments	3,633,408	-
Increase in notes receivable	(2,126,434)	(332,277)
Payments received on notes receivable	4,334,717	-
Net cash provided by (used in) investing activities	107,638	(14,381,307)

Cash flows from financing activities:
Proceeds from short term bank loans	5,424,000	9,143,872
Principal payments made on short term bank loans	(9,991,578)	(6,531,337)
Advance from shareholders	2,024,754	157,461
Repayment of shareholder loans	(1,141,895)	(424,537)
Repayment of long term obligation	(2,705,665)	-
Net cash (used in) provided by financing activities	(6,390,384)	2,345,459

Effect of exchange rate changes on cash	846,386	1,404,183
Net change in cash and cash equivalents	(1,032,960)	726,526

Cash and cash equivalents, beginning of year	1,489,762	763,236

Cash and cash equivalents, end of year	$456,802	$1,489,762

Supplemental disclosure of cash flow information:
Cash paid for interest	$755,959	$612,356
Cash paid for income taxes	$2,373,379	$751,865

Supplemental disclosure of non-cash investing and financing activities:
Property and equipment disposed and exchanged for reduction in payables	$-	$23,970

Property, plant and equipment purchased with financing	$1,701,485	$1,086,083

The accompanying notes are an integral part of these consolidated financial statements.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

1.	Organization and Business

Organization of the Company

China Energy Corporation (the “Company”) is a Nevada corporation, formed on October 11, 2002 under the name Omega Project Consultations, Inc.  The name was changed to China Energy Corporation on November 3, 2004.  On November 30, 2004, the Company entered into a share exchange agreement with Inner Mongolia Tehong Coal Group Co., Ltd. (Coal Group), and Inner Mongolia Zhunger Heat Power Co. Ltd. (“Heat Power”) and their respective shareholders. The transaction was accounted for as a reverse merger, a procedure that treats the transaction as though Coal Group had acquired the Company.  Under the accounting for a reverse merger, the assets and liabilities of the Company, which were nil at the time, were recorded on the books of Coal Group, the continuing company, and the stockholders’ equity accounts of Coal Group were reorganized to reflect the shares issued in this transaction.

The share exchange agreement, which resulted in the Company’s acquisition of the Coal Group and Heat Power, was governed by and valid under Nevada law and was not perfected under the then People’s Republic of China (“PRC”) law.  It was not until certain changes in PRC law, which became definitive in 2006, that the Company was made clear that a series of procedures of governmental approvals and certain additional corporate actions would be condition precedents to that perfection.

The Company does not believe the lack of perfection impairs its ability to exercise control over the Coal Group and Heat Power as it continues to exercise control over them, consistent with the intent of the original shareholders.

The Company is in the process of taking the necessary actions to meet the current PRC legal requirements related to the acquisition of Coal Group and Heat Power. (See Note 21)

Business

The Company’s business is made up of two segments: Coal Group and Heat Power.

Coal Group: Coal Group was organized in China on August 8, 2000 as Inner Mongolia Zhunger Tehong Coal Co., Ltd. The name was changed in December 2003 to Inner Mongolia Tehong Coal Group Co. Ltd. Coal Group owns a coal mine in the Inner Mongolia District from which it produces coal. It also buys, sells, and transports coal, serving the Inner Mongolia District.  Coal Group has the capacity to produce approximately up to 800,000 metric tons per year subject to enhancement of productions lines in the next two years.

Heat Power: During 2003, Heat Power was granted a license, which constitutes a monopoly, to supply heating to the entire XueJiaWan area.  To provide for this requirement, construction began in 2004 on a thermoelectric plant, which was completed in September 2006.  Heat Power supplies heating directly to users and supplies electricity within the XueJiaWan area through a government controlled intermediary, Inner Mongolia Electric Power Group Co., Ltd. (“Electric Power Group”).

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Heat Power obtains its supply of powdered coal required to generate heat production from Zhunger County Guanbanwusu Coalmine (“Guanbanwusu”). It also obtains its supply through various other coal mines in the area.

2.	Summary of Significant Accounting Policies

The consolidated financial statements of the Company as of November 30, 2008 and 2007 and for the years ended November 30, 2008 and 2007, have been prepared in accordance with generally accepted accounting principles in the United States of America and the rules and regulations of the Securities and Exchange Commission (the “SEC”), including the accounts of China Energy Corporation and its wholly owned subsidiaries.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and Coal Group and Heat Power.  All significant intercompany accounts and transactions have been eliminated in consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements, and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. This statement applies under other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued Staff Positions (FSPs) No. 157-1 and No. 157-2, which, respectively, remove leasing transactions from the scope of SFAS 157 and defer its effective date for one year relative to certain nonfinancial assets and liabilities. As a result, the application of the definition of fair value and related disclosures of SFAS 157 (as impacted by these two FSPs) was effective for the Company beginning December 1, 2007 on a prospective basis with respect to fair value measurements of all financial assets and liabilities. This adoption did not have a material impact on the Company’s consolidated results of operations or financial condition. The remaining aspects of SFAS 157 for which the effective date was deferred under FSP No. 157-2 are currently being evaluated by the Company. Areas impacted by the deferral relate to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applies to items such as long-lived asset groups measured at fair value for an impairment assessment. The effects of the remaining aspects of SFAS 157 are to be applied by the Company to fair value measurements prospectively beginning December 1, 2008. The Company does not expect them to have a material impact on its consolidated results of operations or financial condition.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  Upon adoption, the Company did not elect the fair value option for any items within the scope of SFAS 159, and, therefore, the adoption of SFAS 159 did not impact the Company’s consolidated results of operations or financial condition.

December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”).  The objective of SFAS 141R is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  To accomplish this, SFAS 141R establishes principles and requirements for how the acquirer (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain price, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141R is effective for fiscal years beginning on or after December 15, 2008.  As the provisions of SFAS 141R are applied prospectively, the impact to the Company cannot be determined until any such transactions occur.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51” (“SFAS 160”).  SFAS 160 requires that non-controlling (or minority) interests in subsidiaries be reported in the equity section of the company’s balance sheet, rather than in a mezzanine section of the balance sheet between liabilities and equity. SFAS 160 also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company’s income statement. SFAS 160 also establishes guidelines for accounting or changes in ownership percentages and for deconsolidation. SFAS 160 is effective for financial statements for fiscal years beginning on or after December 15, 2008 and interim periods within those years. The Company’s adoption of SFAS 160 did not to have a material impact on its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), and requires additional disclosures. The objective of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other accounting principles generally accepted in the United States of America. FSP FAS 142-3 applies to all intangible assets, whether acquired in a business combination or otherwise and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of intangible assets shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements apply prospectively to all intangible assets recognized as of, and subsequent to, the effective date. Early adoption is prohibited. The Company does not expect the adoption of FSP FAS 142-3 to have a material impact on its consolidated financial statements.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”).  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles.  SFAS 162 directs the hierarchy to the entity, rather than the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with generally accepted accounting principles.  SFAS 162 is effective 60 days following SEC approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to remove the hierarchy of generally accepted accounting principles from the auditing standards.  SFAS 162 is not expected to have an impact on the Company's consolidated financial statements.

Foreign Currency Translations

Substantially all Company assets are located in China.  The functional currency for the majority of the Company’s operations is the Renminbi (“RMB”).  The Company uses the United States dollar (“US Dollar” or “US$” or “$”) for financial reporting purposes.  The financial statements of the Company’s foreign subsidiaries have been translated into US dollars in accordance with SFAS No. 52, “Foreign Currency Translation.”  All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date.  Equity accounts have been translated at their historical exchange rates when the capital transaction occurred.  Statements of operations amounts have been translated using the average exchange rate for the year.   Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income.

The exchange rates used to translate amounts in RMB into US dollars for the purposes of preparing the consolidated financial statements were as follows:

	November 30, 2008	November 30, 2007
Balance sheet items, except for the registered and paid-up capital, additional paid-in capital, statutory reserve and retained earnings, as of year end	US$1=RMB 6.8359	US$1=RMB 7.3919

Amounts included in the statements of operations, statements of changes in stockholders’ equity and statements of cash flows for the year	US$1=RMB 7.0059	US$1=RMB 7.6554

For the years ended November 30, 2008 and 2007, foreign currency translation adjustment of approximately $1,883,321 and $812,167, respectively, have been reported as accumulated other comprehensive income in the consolidated statements of changes in stockholders’ equity and comprehensive income.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Although government regulations now allow convertibility of RMB for current account transactions, significant restrictions still remain.  Hence, such translations should not be construed as representations that RMB could be converted into US dollars at that rate or any other rate.

The value of RMB against the US dollars and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions.  Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US dollar reporting.

Cash and Cash equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less as of the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable is stated at cost, net of an allowance for doubtful accounts.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make required payments.  The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectibility of individual balances.  In evaluating the collectibility of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. As of November 30, 2008 and 2007, the balances of allowance for doubtful accounts were $102,401 and $94,698, respectively.  For the years presented, the Company did not write off any accounts receivable as bad debts.

Inventories

Inventories consisted of coal and operating supplies. Inventories are valued at the lower of cost or market, with cost being determined on the first in first out basis.  Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of market. The Company did not record any provisions for inventory valuation allowance for the years ended November 30, 2008 and 2007, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation and amortization.  Cost include the prices paid to acquire or construct the assets, including capitalized interest during the construction period, and any expenditures that substantially increase the assets value or extend the useful life of an existing asset.  Depreciation is computed using the straight line method over the estimated useful lives of property, plant and equipment, which are approximately five years for electrical and office equipment, ten years for transportation equipment and pipelines, and 20 to 45 years for buildings.  Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease.  Capitalized costs related to assets under construction are not depreciated until construction is complete and the asset is ready for its intended use.  Major repairs and betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are generally expensed as incurred.  When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Costs of mine development, expansion of the capacity of or extending the life of the mine (“Mining Structures”) are capitalized and amortized using the units-of-production (“UOP”) method over the productive life of the mine based on proven and probable reserves.  Mining Structure includes the main and auxiliary mine shafts, underground tunnels, ramps, and other integrant mining infrastructure.

Investment Property

Investment property represents rental real estate purchased by the Company for investment purposes.  Depreciation is computed using the straight line method over the estimated useful life of 45 years.  The related rental income is included in non-operating income in the accompanying consolidated statements of operations.

Mining Right

All land in China belongs to the government.  To extract resources from land, the Company is required to obtain a mining right.  The Company’s Coal Group acquired its mining right from the Provincial Bureau of National Land and Resource in November of 2005.  The price of the mining right, which represents the acquisition cost of the mine, was assessed by the Bureau to be $3,656,731.  The mine acquisition cost is payable in instalments over a six year period from the date the mining right was granted.  The mine acquisition cost is amortized using the UOP method over the productive life of the mine based on proven and probable reserves.

Long Term Investments

Investments in which the Company owns a 20% or greater equity interest are accounted for by the equity method of accounting.

Restricted Cash

Long-term restricted cash represents the bank deposits placed as guarantee for the future payments of rehabilitation costs as required by the PRC government. The long-term deposits carry an interest rate of 0.6% per annum.

Advance from Customers

Advance from customers primarily consists of payments received from customers by the Coal Group and Heat Power prior to the delivery of goods and services.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Deferred Income

Deferred income represents reimbursements received by Heat Power from various real estate development companies for the cost of constructing pipelines to connect to rural areas being developed.  The income is recognized on a straight line basis over the estimated useful life of the pipelines of ten years.

Impairment of Long-lived Assets

The Group applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. No impairment of long-lived assets was recognized for the years ended November 30, 2008 and 2007.

Recognition of Revenue

Revenues from sales of products are recognized when the products are delivered and the title is transferred, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is reasonably assured.

Revenue associated with sales of coal is recognized when the title to the goods has been passed to customers, which is the date when the goods are delivered to designated locations and accepted by the customers.

Heat Power supplies heat to users directly and supplies electricity through a government controlled intermediary. Revenue from sales of heat and electricity represents the amount of tariffs billed for heat and electricity generated and transmitted to the users and government controlled intermediary, respectively.

Resource Compensation Fees

In accordance with the relevant regulations, a company that is engaged in coal production business is required to pay a fee to the Inner Mongolia National Land and Resources Administration Bureau as the compensation for the depletion of coal resources. Coal Group was required to pay resource compensation fees of $132,730 and $18,853 for the years ended November 30, 2008 and 2007, respectively.  Coal Group expenses such costs when incurred.

Environmental Costs

The PRC has adopted extensive environmental laws and regulations that affect the operations of the coal mining industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot be reasonably estimated at present, and could be material. Under existing legislation, however, Company management believes that there are no probable liabilities that will have a material adverse effect on the financial position of the Company.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Fair Value of Financial Instruments

Financial instruments include accounts receivable, advances to suppliers and other current assets, short term bank loans, accounts payable, advance from customers, other current liabilities and shareholders’ loan. As of November 30, 2007 and 2008, the carrying values of these financial instruments approximated their fair values.

Income Taxes

Coal Group and Heat Power generate their income in China where Value Added Tax, Income Tax, City Construction and Development Tax and Education Surcharge taxes are applicable. The Company, Coal Group, and Heat Power do not conduct any operations in the U.S.; therefore, are not subject to U.S. taxes.

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” (“SFAS 109”) which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes.  Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred taxes are also recognized for operating losses that are available to offset future taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated.

Net Income Per Share

The Company computes net income (loss) per common share in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS 128”) and SEC Staff Accounting Bulletin No. 98 (“SAB 98”).  Under the provisions of SFAS 128 and SAB 98, basic and diluted net income per common share are computed by dividing the amount available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period.  Accordingly, the number of weighted average shares outstanding as well as the amount of net income per share are presented for basic and diluted per share calculations for all periods reflected in the accompanying financial statements.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Statutory Reserves

Pursuant to corporate law of the PRC, the Company is required to maintain statutory reserves by appropriating from its after-tax profit before declaration or payment of dividends.  The statutory reserves, representing restricted retained earnings, consist of the following funds:

Surplus Reserve Fund: The Company is required to transfer 10% of its net income, as determined under PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital.  The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

Common Welfare Fund: Common welfare fund is a voluntary fund that the Company can elect to transfer 5% to 10% of its net income, as determined under PRC accounting rules and regulations, to this fund.  This fund can only be utilized on capital items for the collective benefit of the Company’s employees, such as construction of dormitories, cafeteria facilities, and other staff welfare facilities. This fund is non-distributable other than upon liquidation.

Non-Surplus Reserve Fund (Safety and Maintenance): According to ruling No. 119 (2004) issued on May 21, 2004, and amended ruling No. 168 (2005) on April 8, 2005 by the PRC Ministry of Finance regarding “Accrual and Utilization of Coal Production Safety Expense” and “Criterion on Coal Mine Maintenance and Improvement,” the Company is required to set aside to a safety fund RMB 10 per ton of raw coal mined and RMB 10.5 per ton for a maintenance fund.  As defined under US GAAP, a liability for safety and maintenance expenses does not exist at the balance sheet date because there is no present obligation to transfer assets or to provide services as a result of any past transactions. Therefore, for financial reporting purposes, this reserve has been recorded as an appropriation of retained earnings.

The statutory reserves consist of the following:

	November 30, 2008	November 30, 2007
	(as restated)	(as restated)

Statutory surplus reserve and welfare fund	$1,932,528	$1,311,054
Safety and Maintenance reserve	5,036,313	4,538,048
Total statutory reserves	$6,968,841	$5,849,102

Stock Options

Stock options are accounted for upon issuance at fair market value.  Such value is determined at the date a commitment is made for issuance.  The value of options is included in a separate part of stockholders' equity.  Upon exercise or cancellation, the value of such options is transferred to paid-in capital.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Asset Retirement Cost and Obligation

The Company has adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” (“SFAS 143”). SFAS 143 generally requires that the Company’s legal obligations associated with the retirement of long-lived assets are recognized at fair value at the time the obligations are incurred. Obligations are incurred at the time development of a mine commences for underground mines or construction begins for support facilities, refuse areas and slurry ponds. The obligation’s fair value is determined using discounted cash flow techniques and is accreted over time to its expected settlement value. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related long-lived asset.  The related asset is amortized using the UOP method over the productive life of the mine based on proven and probable reserves.  The Company did not incur and does not anticipate incurring any material dismantlement, restoration and abandonment costs given the nature of its producing activities and the current PRC regulations surrounding such activities.

Vulnerability Due to Operations in PRC

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than twenty years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRCs political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

All of the Company’s businesses are transacted in RMB, which is not freely convertible. The People’s Bank of China or other banks are authorized to buy and sell foreign currencies at the exchange rates quoted by the Peoples Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Since the Company has its primary operations in the PRC, the majority of its revenues will be settled in RMB, not US dollars. Due to certain restrictions on currency exchanges that exist in the PRC, the Company’s ability to use revenue generated in RMB to pay any dividend payments to its shareholders outside of China may be limited.

All of the Company’s bank accounts are in banks located in PRC and are not covered by protection similar to that provided by the FDIC on funds held in United States banks.

The Company's mining operations are subject to extensive national and local governmental regulations in China, which regulations may be revised or expanded at any time.  Generally, compliance with these regulations requires the Company to obtain permits issued by government regulatory agencies.  Certain permits require periodic renewal or review of their conditions.  The Company cannot predict whether it will be able to obtain or renew such permits or whether material changes in permit conditions will be imposed. The inability to obtain or renew permits or the imposition of additional conditions could have a material adverse effect on the Company's ability to develop and operate its mines.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

3.        Segment Reporting

The Company is made up of two segments of business, Coal Group which derives its revenue from the mining and purchase and sale of coal, and Heat Power which derives its revenue by providing heating and electricity to residents and businesses of a local community.  Each of these segments is conducted in a separate corporation and each functions independently of the other.

Except for the loans made to Heat Power by Coal Group in the principal amounts of RMB 93 million and RMB 80 million  (equivalent to $14 million and $11 million) as of November 30, 2008 and 2007, respectively, during the periods reported herein, there were no other transactions between the two segments.  There also were no differences between the measurements used to report operations of the segments and those used to report the consolidated operations of the Company.  In addition, there were no differences between the measurements of the assets of the reported segments and the assets reported on the consolidated balance sheets.

	For the Years Ended November 30,
	2008			2007
	Heat	Coal		Heat	Coal
	Power	Group	Total	Power	Group	Total
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

Sales to external customers	$7,008,528	$12,875,569	$19,884,097	$5,656,179	$14,625,889	$20,282,068
Interest expenses, net	208,283	557,105	765,388	398,802	305,296	704,098
Depreciation and amortization	2,037,973	243,425	2,281,398	1,579,638	303,510	1,883,148
Segment profit (loss)	(1,701,522)	4,965,980	3,264,458	(851,488)	5,572,097	4,720,609

	November 30, 2008			November 30, 2007
	Heat	Coal		Heat	Coal
	Power	Group	Total	Power	Group	Total
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)

Segment assets	$43,592,370	$20,154,839	$63,747,209	$31,609,658	$24,292,518	$55,902,176
Construction in progress	2,107,353	7,701,877	9,809,230	3,049,679	4,576,346	7,626,025
Investment property, net	-	1,978,873	1,978,873	-	1,871,880	1,871,880

4.	Shareholder Loans

Substantial portions of the cost of construction of the thermoelectric plant and of the costs of expansion projects at Heat Power and the coal mine were provided by shareholder loans. Balances are detailed below:

	November 30, 2008	November 30, 2007
	(as restated)	(as restated)

Ordos City YiYuan Investment Co., Ltd.	$1,535,992	$988,422
Hangzhou Dayuan Group, Ltd.	5,101,839	4,993,475
Xinghe County Haifu Coal Transportation & Sales Co., Ltd.	1,760,278	1,586,331
Wenxiang Ding	2,071,366	902,937
Wenhua Ding	248,688	405,850
Total	$10,718,163	$ $ 8,877,015

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

The shareholder loans are due on demand and, through November 30, 2007, part of shareholder loans bored interest at 6.31%; the rate was reduced during 2008 to 3.155%.

	November 30, 2008		November 30, 2007
	Balance (as restated)	Interest rate	Balance (as restated)	Interest rate
Shareholder loans – interest free	$2,320,055	0%	$1,308,787	0%
Shareholder loans – interest bearing	6,699,921	3.16%	6,195,972	6.31%
Interest payable	1,698,187		1,372,256
Total	$10,718,163		$8,877,015

5. Lease Obligation

The Company leases an office under an operating leases expiring in 2012. The minimum future annual rent payments under the lease as of November 30, 2008 are approximated as follows:

Year Ending	Annual
November 30,	Amount

2009	$87,772
2010	87,772
2011	87,772
2012	7,314
Total	$270,630

6. Advances to Suppliers

As is customary in China, the Company has made advances to its suppliers.  At November 30, 2008 and 2007, advances amounted to $2,750,536 and $1,180,386, respectively.  There is no interest due on these advances; the advances are offset against billings as they are made by the suppliers.

7. Other Receivables

Other receivables consist of the following:

	November 30, 2008	November 30, 2007
	(as restated)	(as restated)

Loans to suppliers and other associated firms	$1,133,515	$794,445
Deposit funds to secure agreements	140,418	-
Employee expense advances	104,223	73,074
Government subsidies receivable	1,828,581	270,566
Heat network access fee receivable	1,126,811	83,555
Total	$4,333,548	$1,221,640

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

8. Fixed Assets

Fixed assets, consisting principally of buildings and equipment and construction in progress, are summarized as follows:

	November 30, 2008	November 30, 2007
	(as restated)	(as restated)

Buildings	$10,049,203	$7,830,109
Machinery & equipment	26,452,156	20,312,757
Automotive equipment	684,546	535,304
Office Equipment	649,137	349,742
Construction in progress	9,809,230	7,626,025
Fixed assets to be disposed	731,077	-
	48,375,349	36,653,937
Accumulated depreciation	(4,778,216)	(2,934,087)
Fixed assets, net	$43,597,133	$33,719,850

Depreciation expense was $2,223,135 and $1,754,750 for the years ended November 30, 2008 and 2007, respectively.

9. Long Term Investments/Notes Receivable

Certain investments and loans were made for strategic purposes.

Long term investments consist of the following:

	November 30, 2008	November 30, 2007
	(as restated)	(as restated)

LiTai Coking Co.,Ltd	$255,776	$236,537
Guanbanwusu	-	1,758,682
Inner Mongolia Tehong Biology Co. Ltd.	-	1,893,965
Total long term investments	$255,776	$3,889,184

Investments in LiTai Coking Co., Ltd (“Litai”), Guanbanwusu and Inner Mongolia Tehong Biology Co., Ltd. (“Tehong Biology”) represent 20%, 30%, and approximately 50% equity interests, respectively, which have been accounted for by the equity method of accounting.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Tehong Biology is a developmental stage company with no operations.  Included in notes receivable at November 30, 2007 was $1,163,436 loaned to Tehong Biology.  During the second quarter of 2008, the investment was exchanged for a promissory note, at net book value, which was repaid before November 30, 2008.  Guanbanwusu was similarly exchanged for a promissory note, at net book value, during the second quarter of 2008, which was repaid before November 30, 2008.  Litai is a customer of the Company’s Coal Group.  Litai incurred an operating loss of $17,670, included in non-operating expense in the accompanying consolidated statements of operations, for the year ended November 30, 2007 and discontinued operations in 2008 due to its inability to meet government mandated environmental standards.

Notes receivable, which are non-interest bearing and payable on demand, consist of the following:

	November 30, 2008	November 30, 2007
	(as restated)	(as restated)

Inner Mongolia XiangRong Investment Management Co., Ltd.	$-	$484,226
Inner Mongolia Tehong Glass Co.,Ltd.	-	2,687,055
Tehong Biology	-	1,163,436
Inner Mongolia Tehong Coal Chemical Co.,Ltd	760,690	-
QuanYing Coal Mine	301,350	-
Inner Mongolia XinKe Kaolin Fabrication Plant	1,740,810	676,416
Total notes receivable	$2,802,850	$5,011,133

10. Short Term Bank Loans

The Company has bank loans collateralized by the mining rights.  Relevant terms of these bank loans are as follows:

	November 30, 2008	November 30, 2007

Bank loan due 7/7/08, with interest at 9.854%	$-	$2,705,664
Bank loan due 9/28/08, with interest at 9.854%	-	2,435,098
Bank loan due 10/24/09, with interest at 9.854%	-	1,623,399
Bank loan due 3/26/08, with interest at 9.854%	-	1,352,832
Bank loan due 4/23/08, with interest at 9.854%	-	1,352,832
Bank loan due 10/22/09, with interest at 8.316%	2,633,156	-
Bank loan due 3/30/09, with interest at 8.964%	1,462,866	-
Bank loan due 4/23/09, with interest at 8.964%	1,462,866	-
Total	$5,558,888	$9,469,825

The Company had no unutilized bank credit facility as of November 30, 2008 and 2007.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

11. Long Term Obligation

The long term obligation is for the acquisition of coal mining rights during 2006 for a total price of $3,656,731. In accordance with the agreement, the mine acquisition cost is payable in instalments over a six year period from the date the mining right was granted. The unpaid balance at November 30, 2007 was $2,705,665 with the portion due within the next twelve months of $1,082,266 presented as current portion of long term obligation in the current liabilities section of the accompanying consolidated balance sheets. The Company fully repaid the obligation during 2008.

12. Fair Value Measurement

SFAS No. 157 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs).  In accordance with SFAS No. 157, the following summarizes the fair value hierarchy:

Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs – Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

SFAS No. 157 requires the use of observable market data, when available, in making fair value measurements.  When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at November 30, 2008.

Long term investments:  The valuation methodologies consist of internal analysis, review of financial statements from the investee companies, etc.  The transaction price, excluding transaction costs, is the Company’s best estimate of fair value at inception.  When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values.  Ongoing reviews by the Company are based on an assessment of each underlying investment, incorporating valuation that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information.

Notes receivable:  The carrying amounts of notes receivable approximate fair value due to their short term nature.

The method described above may produce a fair calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Company believes its valuation method are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

The following table presents the Company’s assets and related valuation inputs within the fair value hierarchy utilized to measure fair value on a recurring basis as of November 30, 2008:

	Level 1	Level 2	Level 3	Total
Long term investments	$-	$-	$255,776	$255,776
Notes receivable	-	-	2,802,850	2,802,850
Total	$-	$-	$3,058,626	$3,058,626

The following table presents a Level 3 reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs:

	Long Term Investments	Notes Receivable	Total

Balance, December 1, 2007	$3,889,184	$5,011,133	$8,900,317
Purchases, sales, issuance and settlements (net)	(3,633,408)	(2,208,283)	(5,841,691)
Balance, November 30, 2008	$255,776	$2,802,850	$3,058,626

13. Cost of Revenue and Expenses

Details of the cost of goods sold for the years ended November 30, 2008 and 2007 are as follows:

	2008	2007
	(as restated)	(as restated)

Salaries and wages	$599,882	$641,408
Operating supplies	472,990	333,044
Depreciation and amortization	2,069,366	1,654,431
Repairs	90,081	49,772
Coal and freight	9,583,012	9,892,246
Utilities	751,117	305,200
Other	386,550	69,207

Total	$13,952,998	$12,945,308

Major items included in operating expenses reported in the accompanying consolidated statements of operations for the years ended November 30, 2008 and 2007 are as follows:

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

	2008	2007
	(as restated)	(as restated)

Salaries and wages	$502,795	$401,952
Postage and office supplies	517,000	556,330
Sales tax	352,244	440,220
Professional and other fees	664,644	440,067
Depreciation	167,873	152,589
Travel	185,120	209,815
Repairs	153,273	100,205
Allowance for doubtful accounts	1,811	91,439
Other expenses	121,881	223,534

Total	$2,666, 641	$2,616,151

14. Government Subsidies

Government subsidies are primarily comprised of financial support provided by the local government to Heat Power to ensure supply of heat to the XueJiaWan area as the price for heat charged is regulated and approved by the government.  The financial support includes revenue subsidies to compensate for lower government regulated prices charged for heat and cost subsidies for purchase of coal used in providing heat.  Government subsidies are intended to be an incentive for Heat Power to supply heat at the government regulated prices.  Government subsidies amounted to $3,042,579 and $690,782 for the years ended November 30, 2008 and 2007, respectively, and are included in government subsidies in the accompanying consolidated  statements of operations.

15. Income Taxes

The Company is required to file income tax returns in both the United States and China. Its operations in the United States have been insignificant and income taxes have not been accrued.  In China, the Company files tax returns for Heat Power and Coal Group and, although it is part of Coal Group, a separate tax return is required for the operations of the coal mine.  The laws of China permit the carryforward of net operating losses for a period of five years.  At November 30, 2008, the Chinese entities had net operating losses of $1,141,710 available for future use. If not used, these carryforwards will expire as follows:

Year	Amount
2009	$-
2010	221,534
2011	-
2012	-
2013	920,176

Under SFAS 109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized.  The Company has recorded deferred tax assets as follows:

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

	November 30, 2008	November 30, 2007
	(as restated)	(as restated)

Deferred tax assets	$285,428	$67,607
Valuation allowance	(285,428)	(67,607)
Balance recognized	$-	$-

Deferred tax assets consist primarily of future tax benefits of net operating losses recognized for Heat Power.  A full valuation allowance has been established for the years ended November 30, 2008 and 2007 since the Company is unable to determine if and when those benefits will be realized.

The following tables reconcile the effective income tax rate with the statutory rate for the years ended November 30, 2008 and 2007:

2008	Income Before Income Taxes	Tax Provision	Rate of Tax
As reported on the Consolidated statements of operations	$5,462,481	$1,503,478	27.5%
Losses not used in calculation of taxable income on the tax returns	551,431	-	(2.5)%
As calculated with statutory rate	$6,013,912	$1,503,478	25%

2007	Income Before Income Taxes	Tax Provision	Rate of Tax
As reported on the consolidated statements of operations	$4,648,363	$1,724,229	37.1%
Losses not used in calculation taxable income on the tax returns	576,573	-	(4.1)%
As calculated with statutory rate	$5,224,936	$1,724,229	33%

The Company has adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS 109.” (“FIN 48”).  The FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.  FIN 48 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

The Company does not have any accruals for uncertain tax positions as of November 30, 2008.  It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

16. Stock Options

On February 11, 2008 the Board of Directors approved the adoption of a stock option plan (“the 2008 Plan”) under which a total of 4,500,000 options to purchase Company common stock may be granted to officers, employees, and consultants of the Company.  The full number of authorized options was granted in February 2008.  These options are fully vested and may be exercised at anytime before December 31, 2010 at an exercise price of $1 per share.  The value of the options was determined to be $315,000 using a Black Sholes valuation model.  This value was charged to expense during 2008. There were no options exercised or cancelled as of November 30, 2008.

The outstanding options have not been included in the calculation of the weighted number of shares outstanding which is used to calculate earnings per share because the exercise price of the options is higher than the market price of the stock.

The following table summarizes the assumptions used in the Black Sholes calculation:

Dividend yield	0.0%
Expected volatility	196.73%
Risk free interest rate	2.13%
Expected term (in years)	2.38
Weighted average value of stock options granted	$0.07

17. Contingencies

As is customary in China, except for auto coverage, Coal Group and Heat Power do not carry sufficient insurance.  As a result the Company is effectively self-insuring risk of potential accidents that may occur in the workplace.  Given the nature of the industry, the Company may be exposed to risk that could have a material adverse impact on its consolidated financial statements.

China has enacted legislation which appears to restrict the ability of entities considered foreign to China to have ownership interest in operating companies located in China.  The Company is one such foreign owner of Chinese operating companies.  The Company has taken steps to avoid any potential adverse impact of this legislation.  (See Note 21)

18. Condensed Financial Information of Registrant

The following condensed financial information of registrant includes the US parent company only balance sheets as at November 30, 2008 and 2007, and the US parent company only statements of operations, and cash flows for the years ended November 30, 2008 and 2007:

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Balance Sheets
	November 30,
	2008	2007
ASSETS
Other assets:
Investment in subsidiaries	$28,465,996	$22,215,555
Total other assets	28,465,996	22,215,555

TOTAL ASSETS	$28,465,996	$22,215,555

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities	$89,000	$44,500
Shareholder loans	275,139	226,522
Total current liabilities	364,139	271,022

Stockholders’ equity:
Common stock: authorized 200,000,000 shares of $0.001 par value; 45,000,000 shares issued and outstanding	45,000	45,000
Additional paid-in capital	8,655,805	8,655,805
Paid in capital – stock options	315,000	-
Retained earnings	19,086,052	13,243,728
Total stockholders’ equity	28,101,857	21,944,533

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$28,465,996	$22,215,555

Statements of Operations

	For the Years Ended November 30,
	2008	2007
Revenues:
Share of earnings from investment in subsidiaries	$6,251,824	$3,830,801
Total revenues	6,251,824	3,830,801

Operating expenses:
General and administrative	94,500	94,500
Professional and other fees	315,000	-
Total operating expenses	409,500	94,500

Net income	$5,842,324	$3,736,301

Statements of Cash Flows

	For the Years Ended November 30,
	2008	2007

Cash flows from operating activities:
Net income	$5,842,324	$3,736,301
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share of earnings from investment in subsidiaries	(6,251,824)	(3,830,801)
Options issued for services	315,000	-
Changes in operating assets and liabilities:
Increase in accrued liabilities and other payables	44,500	44,500
Net cash (used in) operating activities	(50,000)	(50,000)

Cash flows from financing activities:
Advance from shareholders	50,000	50,000
Net cash provided by financing activities	50,000	50,000

Net increase in cash and cash equivalents	-	-

Cash and cash equivalents, beginning of year	-	-

Cash and cash equivalents, end of year	$-	$-

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

The US parent company has no assets other than investments in its subsidiaries.  There were no cash transaction in the parent company during the years ended November 30, 2008 and 2007.

19. Restatement of Consolidated Financial Statements

In August 2009, management became aware that there were historical accounting and classification errors in the Company’s 2008 and 2007 consolidated financial statements.  The accounting and classification errors have resulted in the understatement of cumulative net earnings since the first quarter of 2007.

The Company undertook a review to determine the total amount of the errors and the accounting periods in which the errors occurred.  The review was overseen by the Company’s CFO with the assistance of consultants engaged by management.  After analyzing the size and timing of the errors, the Company determined that, in the aggregate, the errors were material and would require the Company to restate its 2008 and 2007 consolidated financial statements.  The errors overstated operating income and understated pre-tax income and net income for the period ended on November 30, 2008, and understated operating income and overstated pre-tax income and net income for the period ended on November 30, 2007.  The errors also understated related cash flows and misstated and misclassified certain assets, liabilities and stockholders’ equity line items.  The accounting and classification errors were primarily due to the following:

Construction in progress:  Construction in progress was not reclassified to property and plant upon completion of construction.  Depreciation was not taken upon placing completed property and plant into service.

Deferred income:  Deferred income was not properly recorded as a liability, resulting in premature recognition of revenue.

Mining Right:  Mining right was being amortized using the straight line method rather than the UOP method.

Statutory reserves:  Required statutory Non-Surplus Reserve Fund (Safety and Maintenance) was not properly appropriated from retained earnings.

Misclassifications:  Due to recording errors, there were misclassifications between accounts receivable, other receivable and advances to suppliers.  There were also misclassifications between accounts payable, other payables, advances and loans.

The Company has restated the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows as of and for the years ended November 30, 2008 and 2007.  The following discloses each line item on the Company’s consolidated financial statements, as previously reported, as of and for the periods noted, the increase (decrease) in each line item on the Company’s consolidated financial statements as a result of the restatement, and each line item on the Company’s consolidated financial statements as restated.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Consolidated Balance Sheets

	November 30, 2008			November 30, 2007
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

ASSETS
Current assets:
Cash and cash equivalents	$296,455	$160,347	$456,802	$1,478,264	$11,498	$1,489,762
Certificate of deposit	-	-	-	-	94,698	94,698
Accounts receivable, net	4,724,882	(1,718,426)	3,006,456	3,683,819	(81,170)	3,602,649
Other receivables	2,128,642	2,204,906	4,333,548	914,451	307,189	1,221,640
Advances to suppliers	4,637,041	(1,886,505)	2,750,536	1,180,386	-	1,180,386
Inventories	685,985	(185,831)	500,154	152,133	-	152,133
Total current assets	12,473,005	(1,425,509)	11,047,496	7,409,053	332,215	7,741,268

Fixed assets:
Property, plant and equipment	33,668,657	4,897,462	38,566,119	28,987,311	40,601	29,027,912
Construction in progress	10,710,321	(901,091)	9,809,230	7,626,021	4	7,626,025
	44,378,978	3,996,371	48,375,349	36,613,332	40,605	36,653,937
Less: accumulated depreciation and amortization	(4,700,282)	(77,934)	(4,778,216)	(2,903,646)	(30,441)	(2,934,087)
Net fixed assets	39,678,696	3,918,437	43,597,133	33,709,686	10,164	33,719,850

Other assets:
Investment property, net	1,979,029	(156)	1,978,873	1,872,366	(485)	1,871,881
Mining right, net	3,468,906	447,507	3,916,413	3,347,484	184,923	3,532,407
Long term investments	255,776	-	255,776	3,889,182	2	3,889,184
Restricted cash	-	148,668	148,668	-	136,453	136,453
Notes receivable	2,832,107	(29,257)	2,802,850	4,790,480	220,653	5,011,133
Total other assets	8,535,818	566,762	9,102,580	13,899,512	541,546	14,441,058

TOTAL ASSETS	$60,687,519	$3,059,690	$63,747,209	$55,018,251	$883,925	$55,902,176

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	$5,558,888	$-	$5,558,888	$10,552,091	$(1,082,266)	$9,469,825
Accounts payable	7,780,928	1,608,689	9,389,617	6,011,492	734,030	6,745,522
Advance from customers	4,675,139	(1,324,480)	3,350,659	2,721,869	(295,734)	2,426,135
Accrued liabilities	291,373	35,238	326,611	1,754,584	(1,341,210)	413,374
Other payables	5,958,701	(5,029,238)	929,463	4,746,160	(3,598,945)	1,147,215
Shareholder loans	10,208,965	509,198	10,718,163	7,568,227	1,308,788	8,877,015
Current portion of long term obligation	-	-	-	-	1,082,266	1,082,266
Current portion of deferred income	-	581,903	581,903	-	188,505	188,505
Total current liabilities	34,473,994	(3,618,690)	30,855,304	33,354,423	(3,004,566)	30,349,857

Non-current liabilities
Long term obligation	-	-	-	1,623,399	-	1,623,399
Deferred income	3,018,568	1,771,480	4,790,048	1,664,841	319,546	1,984,387
Total non-current liabilities	3,018,568	1,771,480	4,790,048	3,288,240	319,546	3,607,786

Total liabilities	37,492,562	(1,847,210)	35,645,352	36,642,663	(2,685,020)	33,957,643

Stockholders’ equity:
Common stock: authorized 200,000,000 shares of $0.001 par value; 45,000,000 shares issued and outstanding	45,000	-	45,000	45,000	-	45,000
Additional paid-in capital	8,655,805	-	8,655,805	8,655,805	-	8,655,805
Paid in capital – stock options	315,000	-	315,000	-	-	-
Retained earnings	9,952,516	(1,406,730)	8,545,786	6,692,664	(986,142)	5,706,522
Statutory reserves	1,819,915	5,148,926	6,968,841	1,189,058	4,660,044	5,849,102
Accumulated other comprehensive income	2,406,721	1,164,704	3,571,425	1,793,061	(104,957)	1,688,104
Total stockholders’ equity	23,194,957	4,906,900	28,101,857	18,375,588	3,568,945	21,944,533

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$60,687,519	$3,059,690	$63,747,209	$55,018,251	$883,925	$55,902,176

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

CONSOLIDATED STATEMENTS OF INCOME

	Year ended November 30, 2008			Year ended November 30, 2007
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

Revenues	$19,562,793	$321,304	$19,884,097	$20,251,033	$31,035	$20,282,068
Cost of revenues	(13,691,217)	(261,781)	(13,952,998)	(13,597,468)	652,160	(12,945,308)
Gross profit	5,871,576	59,523	5,931,099	6,653,565	683,195	7,336,760

Operating expenses:
Selling and marketing	(394,298)	-	(394,298)	(493,775)	-	(493,775)
General and administrative	(2,020,326)	(252,017)	(2,272,343)	(1,445,714)	(676,662)	(2,122,376)
Total operating expenses	(2,414,624)	(252,017)	(2,666,641)	(1,939,489)	(676,662)	(2,616,151)

Income from operations	3,456,952	(192,494)	3,264,458	4,714,076	6,533	4,720,609

Other income and expenses
Finance expenses, net	(762,850)	(2,538)	(765,388)	(697,918)	(6,180)	(704,098)
Government subsidies	2,958,951	83,628	3,042,579	659,247	31,535	690,782
Non-operating income	311,281	8,644	319,925	141,973	(79,233)	62,740
Non-operating expenses	(691,897)	292,804	(399,093)	(116,774)	(4,896)	(121,670)
Income before income taxes	5,272,437	190,044	5,462,481	4,700,604	(52,241)	4,648,363

Provision for income taxes	(1,381,725)	(121,753)	(1,503,478)	(1,726,766)	2,537	(1,724,229)

Net income	3,890,712	68,291	3,959,003	2,973,838	(49,704)	2,924,134

Other comprehensive income
Foreign currency translation adjustment	613,660	1,269,661	1,883,321	917,124	(104,957)	812,167
Total comprehensive income	$4,504,372	$1,337,952	$5,842,324	$3,890,962	$(154,661)	$3,736,301

Net income per common share basic and diluted	$0.09	$-	$0.09	$0.07	$-	$0.07

Weighted average common shares outstanding basic and diluted	45,000,000	-	45,000,000	45,000,000	-	45,000,000

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended November 30, 2008			Year ended November 30, 2007
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

Cash flows from operating activities:
Net income	$3,890,712	$68,291	$3,959,003	$2,973,838	$(49,704)	$2,924,134
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	-	-	-	-	93,698	93,698
Depreciation and amortization	2,554,954	(273,556)	2,281,398	1,847,819	35,329	1,883,148
Options issued for services	315,000	-	315,000	-	-	-
Interest accrued on shareholder loans	214,323	(5,205)	209,118	392,756	430	393,186
Loss on disposal of property, plant and equipment	-	-	-	264	180	444
Loss from long term investments	-	-	-	17,670	1,512	19,182
Gain from short term investments	-	-	-	-	(9,668)	(9,668)
Changes in operating assets and liabilities:
Decrease (increase) in certificate of deposit	-	94,698	94,698	-	(94,698)	(94,698)
Decrease (increase) in accounts receivable	(723,446)	1,311,937	588,491	(2,309,175)	(12,528)	(2,321,703)
Increase in notes receivable	-	-	-	(111,627)	111,627	-
Increase in other receivables	(1,169,247)	(1,942,661)	(3,111,908)	(610,918)	(307,189)	(918,107)
(Increase) decrease in advances to suppliers	(3,279,091)	218,793	(3,060,298)	1,199,215	4,996	1,204,211
(Increase) decrease in inventories	(508,824)	160,803	(348,021)	472,142	-	472,142
Increase in deferred income	1,188,747	2,010,312	3,199,059	1,664,841	508,051	2,172,892
Increase in accounts payable	474,943	467,667	942,610	3,508,079	(1,086,083)	2,421,996
(Decrease) increase in advances from customers	1,689,854	(1,919,431)	(229,577)	1,928,308	(295,734)	1,632,574
(Decrease) increase in accrual liabilities and other payables	616,346	(1,052,519)	(436,173)	2,418,357	(933,597)	1,484,760
Net cash provided by operating activities	5,264,271	(860,871)	4,403,400	13,391,569	(2,033,378)	11,358,191

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,357,340)	(2,194,995)	(4,552,335)	(3,783,188)	(486,432)	(4,269,620)
Increase in construction in progress	(4,501,147)	3,472,043	(1,029,104)	(6,343,383)	234,607	(6,108,776)
Payments made on mining right obligation	(152,614)	-	(152,614)	-	-	-
Proceeds from disposal of short term investments	-	-	-	-	61,919	61,919
Increase in long term investments	-	-	-	(3,652,647)	(79,906)	(3,732,553)
Proceeds from disposal of long term investments	3,853,884	(220,476)	3,633,408	-	-	-
Increase in notes receivable	-	(2,126,434)	(2,126,434)	-	(332,277)	(332,277)
Payments received on notes receivable	2,233,935	2,100,782	4,334,717	-	-	-
Cash received from disposal of fixed assets	-	-	-	22,230	(22,230)	-
Decrease in deferred charges	-	-	-	35,228	(35,228)	-
Net cash provided by (used in) investing activities	(923,282)	1,030,920	107,638	(13,721,760)	(659,547)	(14,381,307)

Cash flows from financing activities:
Proceeds from short term bank loans	-	5,424,000	5,424,000	(1,131,618)	10,275,490	9,143,872
Principal payments made on short term bank loans	(5,709,457)	(4,282,121)	(9,991,578)	-	(6,531,337)	(6,531,337)
Advance from shareholders	2,239,065	(214,311)	2,024,754	3,767,314	(3,609,853)	157,461
Repayments of shareholders loans	(428,209)	(713,686)	(1,141,895)	-	(424,537)	(424,537)
Repayments of long term obligation	(1,712,837)	(992,828)	(2,705,665)	(926,023)	926,023	-
Net cash (used in) provided by financing activities	(5,611,438)	(778,946)	(6,390,384)	1,709,673	635,786	2,345,459

Effect of exchange rate changes on cash	88,640	757,746	846,386	(800,907)	2,205,090	1,404,183
Net change in cash and cash equivalents	(1,181,809)	148,849	(1,032,960)	578,575	147,951	726,526

Cash and cash equivalents, beginning of year	1,478,264	11,498	1,489,762	899,689	(136,453)	763,236

Cash and cash equivalents, end of year	$296,455	$160,347	$456,802	$1,478,264	$11,498	$1,489,762

Supplemental disclosure of cash flow information

Cash paid for interest	$771,507	$(15,548)	$755,959	$624,305	$(11,949)	$612,356
Cash paid for income taxes	$2,373,379	$-	$2,373,379	$734,485	$17,380	$751,865

20. Selected Quarterly Financial Data (Unaudited)

Quarterly financial data is as follows:

	First quarter	Second quarter	Third quarter	Fourth quarter

2008 (as restated for all quarters)
Revenues	$7,676,301	$4,491,787	$2,174,909	$5,541,100
Gross profit (loss)	3,535,531	807,245	(310,611)	1,898,934
Net (loss) income	1,655,483	(226,403)	(1,026,380)	3,556,303
(Loss) earnings per share – basic and diluted	$0.037	$(0.005)	$(0.023)	$0.079

2007 (as restated for all quarters)
Revenues	$3,909,063	$4,716,348	$4,131,721	$7,524,936
Gross profit	1,290,809	1,667,388	506,189	3,872,374
Net (loss) income	84,998	811,121	(229,510)	2,257,525
(Loss) earnings per share – basic and diluted	$0.002	$0.018	$(0.005)	$0.050

The Company has restated its consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows as of and for the years ended November 30, 2008 and 2007 as discussed in Note 19. The following tables present the effects of the restatement on the Company’s unaudited interim financial statements for the periods presented.

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Condensed Consolidated Balance Sheets

	February 29, 2008			May 31, 2008
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

ASSETS
Current assets:
Cash and cash equivalents	$1,670,253	$13,045	$1,683,298	$1,618,838	$7,468	$1,626,306
Accounts receivable, net	5,270,208	111,470	5,381,678	3,947,609	117,637	4,065,246
Other receivables	112,754	1,732,679	1,845,433	1,124,067	1,394,886	2,518,953
Advances to suppliers	2,713,174	(18,420)	2,694,754	2,326,052	(98,246)	2,227,806
Inventories	245,190	1,915	247,105	165,953	766	166,719
Total current assets	10,011,579	1,840,689	11,852,268	9,182,519	1,422,511	10,605,030

Fixed assets:
Property, plant and equipment	26,159,543	4,109,348	30,268,891	26,483,107	6,008,749	32,491,856
Construction in progress	7,953,449	1,316,680	9,270,129	8,332,760	1,987,079	10,319,839
	34,112,992	5,426,028	39,539,020	34,815,867	7,995,828	42,811,695
Less: accumulated depreciation and amortization	(3,052,883)	(526,030)	(3,578,913)	(3,509,056)	(701,816)	(4,210,872)
Net fixed assets	31,060,109	4,899,998	35,960,107	31,306,811	7,294,012	38,600,823

Other assets:
Investment property, net	1,714,064	220,747	1,934,811	1,704,429	267,050	1,971,479
Mining right, net	3,017,826	619,151	3,636,977	2,953,158	765,355	3,718,513
Long term investments	4,675,276	70,341	4,745,617	210,394	41,545	251,939
Restricted cash	-	142,123	142,123	-	145,900	145,900
Notes receivable	6,108,219	(597,518)	5,510,701	8,021,829	(210,670)	7,811,159
Total other assets	15,515,385	454,844	15,970,229	12,889,810	1,009,180	13,898,990

TOTAL ASSETS	$56,587,073	$7,195,531	$63,782,604	$53,379,140	$9,725,703	$63,104,843

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	$-	$9,843,212	$9,843,212	$-	$10,086,455	$10,086,455
Notes payable	10,010,958	(10,010,958)	-	10,613,855	(10,613,855)	-
Accounts payable	9,624,269	141,400	9,765,669	7,312,467	1,210,609	8,523,076
Advance from customers	2,989,024	(1,014,425)	1,974,599	2,738,373	(1,209,576)	1,528,797
Accrued liabilities	1,704,505	(1,492,193)	212,312	1,749,333	(1,541,532)	207,801
Other payables	5,652,118	(2,948,482)	2,703,636	5,756,192	(2,921,172)	2,835,020
Shareholder loans	6,948,473	1,583,356	8,531,829	6,999,407	1,705,586	8,704,993
Current portion of deferred income	-	365,063	365,063	-	382,035	382,035
Total current liabilities	36,929,347	(3,533,027)	33,396,320	35,169,627	(2,901,450)	32,268,177

Long Term Obligation	1,623,399	626,478	2,249,877	1,721,166	584,310	2,305,476
Deferred income	2,203,317	984,733	3,188,050	2,203,612	1,025,057	3,228,669
Total liabilities	40,756,063	(1,921,816)	38,834,247	39,094,405	(1,292,083)	37,802,322

Stockholders’ equity:
Common stock: authorized 200,000,000 shares of $0.001 par value; 45,000,000 shares issued and outstanding	45,000	-	45,000	45,000	-	45,000
Additional paid-in capital	8,655,805	-	8,655,805	8,655,805	-	8,655,805
Paid in capital – stock options	315,000	-	315,000	315,000	-	315,000
Retained earnings	8,135,147	(1,689,022)	6,446,125	7,598,447	(1,485,965)	6,112,482
Statutory reserves	1,203,557	5,561,426	6,764,983	1,203,557	5,668,666	6,872,223
Accumulated other comprehensive income	(2,523,499)	5,244,943	2,721,444	(3,533,074)	6,835,085	3,302,011
Total stockholders’ equity	15,831,010	9,117,347	24,948,357	14,284,735	11,017,786	25,302,521

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$56,587,073	$7,195,531	$63,782,604	$53,379,140	$9,725,703	$63,104,843

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

	August 31, 2008			November 30, 2008
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

ASSETS
Current assets:
Cash and cash equivalents	$1,916,319	$6,098	$1,922,417	$296,455	$160,347	$456,802
Accounts receivable, net	3,435,595	10,933	3,446,528	4,724,882	(1,718,426)	3,006,456
Other receivables	1,298,796	1,513,274	2,812,070	2,128,642	2,204,906	4,333,548
Advances to suppliers	2,527,039	(110,215)	2,416,824	4,637,041	(1,886,505)	2,750,536
Inventories	257,808	820	258,628	685,985	(185,831)	500,154
Total current assets	9,435,557	1,420,910	10,856,467	12,473,005	(1,425,509)	11,047,496

Fixed assets:
Property, plant and equipment	26,497,448	5,929,523	32,426,971	33,668,657	4,897,462	38,566,119
Construction in progress	9,546,388	2,487,129	12,033,517	10,710,321	(901,091)	9,809,230
	36,043,836	8,416,652	44,460,488	44,378,978	3,996,371	48,375,349
Less: accumulated depreciation and amortization	(3,972,245)	(260,932)	(4,233,177)	(4,700,282)	(77,934)	(4,778,216)
Net fixed assets	32,071,591	8,155,720	40,227,311	39,678,696	3,918,437	43,597,133

Other assets:
Investment property, net	1,694,794	298,514	1,993,308	1,979,029	(156)	1,978,873
Mining right, net	2,888,491	889,961	3,778,452	3,468,906	447,507	3,916,413
Long term investments	210,394	45,783	256,177	255,776	-	255,776
Restricted Cash	-	148,627	148,627	-	148,668	148,668
Notes receivable	557,254	(333,279)	223,975	2,832,107	(29,257)	2,802,850
Total other assets	5,350,933	1,049,606	6,400,539	8,535,818	566,762	9,102,580

TOTAL ASSETS	$46,858,081	$10,626,236	$57,484,317	$60,687,519	$3,059,690	$63,747,209

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	$-	$4,688,507	$4,688,507	$5,558,888	$-	$5,558,888
Notes payable	5,257,839	(5,257,839)	-	-	-	-
Accounts payable	5,976,305	1,230,507	7,206,812	7,780,928	1,608,689	9,389,617
Advance from customers	5,019,393	(1,230,509)	3,788,884	4,675,139	(1,324,480)	3,350,659
Accrued liabilities	1,466,734	(1,252,044)	214,690	291,373	35,238	326,611
Other payables	5,842,413	(3,393,142)	2,449,271	5,958,701	(5,029,238)	929,463
Shareholder loans	6,689,139	1,830,934	8,520,073	10,208,965	509,198	10,718,163
Current portion of deferred income	-	388,461	388,461	-	581,903	581,903
Total current liabilities	30,251,823	(2,995,125)	27,256,698	34,473,994	(3,618,690)	30,855,304

Long Term Obligation\	1,752,613	591,641	2,344,254	-	-	-
Deferred income	2,181,417	1,051,974	3,233,391	3,018,568	1,771,480	4,790,048
Total liabilities	34,185,853	(1,351,510)	32,834,343	37,492,562	(1,847,210)	35,645,352

Stockholders’ equity:
Common stock: authorized 200,000,000 shares of $0.001 par value; 45,000,000 shares issued and outstanding	45,000	-	45,000	45,000	-	45,000
Additional paid-in capital	8,655,805	-	8,655,805	8,655,805	-	8,655,805
Paid in capital – stock options	315,000	-	315,000	315,000	-	315,000
Retained earnings	6,562,827	(1,491,085)	5,071,742	9,952,516	(1,406,730)	8,545,786
Statutory reserves	1,203,557	5,683,026	6,886,583	1,819,915	5,148,926	6,968,841
Accumulated other comprehensive income	(4,109,961)	7,785,805	3,675,844	2,406,721	1,164,704	3,571,425
Total stockholders’ equity	12,672,228	11,977,746	24,649,974	23,194,957	4,906,900	28,101,857

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$46,858,081	$10,626,236	$57,484,317	$60,687,519	$3,059,690	$63,747,209

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

	February 28, 2007			May 31, 2007
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

ASSETS
Current assets:
Cash and cash equivalents	$809,621	$1,225	$810,846	$599,402	$2,078	$601,480
Notes and interest receivable	1,667,805	(1,667,805)	-	1,808,641	(1,808,641)	-
Accounts receivable, net	3,089,257	379,124	3,468,381	4,310,200	470,870	4,781,070
Other receivables	3,372,962	(1,542,473)	1,830,489	3,641,376	(1,813,612)	1,827,764
Advances to suppliers	3,476,391	(138,498)	3,337,893	3,608,575	90,648	3,699,223
Inventories	590,219	893	591,112	538,406	1,866	540,272
Total current assets	13,006,255	(2,967,534)	10,038,721	14,506,600	(3,056,791)	11,449,809

Fixed assets:
Property, plant and equipment	22,153,665	1,415,627	23,569,292	22,353,077	1,705,746	24,058,823
Construction in progress	1,488,826	345,876	1,834,702	2,129,038	681,649	2,810,687
	23,642,491	1,761,503	25,403,994	24,482,115	2,387,395	26,869,510
Less: accumulated depreciation and amortization	(1,433,692)	(99,415)	(1,533,107)	(1,823,855)	(132,698)	(1,956,553)
Net fixed assets	22,208,799	1,662,088	23,870,887	22,658,260	2,254,697	24,912,957

Other assets:
Investment property, net	1,752,604	64,834	1,817,438	1,742,969	85,595	1,828,564
Mining right, net	3,276,497	173,772	3,450,269	3,211,829	258,668	3,470,497
Long term investments	226,255	1,605,591	1,831,846	228,287	1,627,161	1,855,448
Notes receivable	-	129,182	129,182	-	130,692	130,692
Long term prepaid expenses	-	2,612,937	2,612,937	-	2,904,849	2,904,849
Total other assets	5,255,356	4,586,316	9,841,672	5,183,085	5,006,965	10,190,050

TOTAL ASSETS	$40,470,410	$3,280,870	$43,751,280	$42,347,945	$4,204,871	$46,552,816

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	$-	$6,459,114	$6,459,114	$-	$6,534,581	$6,534,581
Notes payable	6,392,021	(6,392,021)	-	6,392,021	(6,392,021)	-
Accounts payable	4,575,511	6,925	4,582,436	5,688,323	19,716	5,708,039
Advance from customers	2,409,584	(861,409)	1,548,175	2,819,229	(1,157,915)	1,661,314
Accrued liabilities	1,069,612	(699,854)	369,758	1,147,691	(957,564)	190,127
Other payables	1,879,784	(516,713)	1,363,071	1,804,420	(598,697)	1,205,723
Shareholder loans	8,319,974	1,057,106	9,377,080	8,400,806	1,213,336	9,614,142
Current portion of deferred income	-	75,060	75,060	-	76,775	76,775
Total current liabilities	24,646,486	(871,792)	23,774,694	26,252,490	(1,261,789)	24,990,701

Long Term Obligation	2,040,720	542,926	2,583,646	2,040,720	573,112	2,613,832
Deferred income	-	1,143,329	1,143,329	-	1,687,848	1,687,848
Total liabilities	26,687,206	814,463	27,501,669	28,293,210	999,171	29,292,381

Stockholders’ equity:
Common stock: authorized 200,000,000 shares of $0.001 par value; 45,000,000 shares issued and outstanding	45,000	-	45,000	45,000	-	45,000
Additional paid-in capital	8,655,805	-	8,655,805	8,655,805	-	8,655,805
Retained earnings	4,839,385	(1,282,941)	3,556,444	5,324,638	(1,172,177)	4,152,461
Statutory reserves	853,982	4,306,062	5,160,044	734,982	4,640,166	5,375,148
Accumulated other comprehensive income	(610,968)	(556,714)	(1,167,682)	(705,690)	(262,289)	(967,979)
Total stockholders’ equity	13,783,204	2,466,407	16,249,611	14,054,735	3,205,700	17,260,435

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$40,470,410	$3,280,870	$43,751,280	$42,347,945	$4,204,871	$46,552,816

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

	August 31, 2007			November 30, 2007
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

ASSETS
Current assets:
Cash and cash equivalents	$1,202,818	$4,585	$1,207,403	$1,478,264	$11,498	$1,489,762
Certificate of deposit	-	-	-	-	94,698	94,698
Notes and interest receivable	3,963,264	(3,963,264)	-	-	-	-
Accounts receivable, net	2,196,419	551,507	2,747,926	3,683,819	(81,170)	3,602,649
Other receivables	3,920,191	(1,959,421)	1,960,770	914,451	307,189	1,221,640
Advances to suppliers	3,395,382	(109,855)	3,285,527	1,180,386	-	1,180,386
Inventories	417,447	1,591	419,038	152,133	-	152,133
Total current assets	15,095,521	(5,474,857)	9,620,664	7,409,053	332,215	7,741,268

Fixed assets:
Property, plant and equipment	23,301,502	2,165,867	25,467,369	28,987,311	40,601	29,027,912
Construction in progress	3,241,240	235,191	3,476,431	7,626,021	4	7,626,025
	26,542,742	2,401,058	28,943,800	36,613,332	40,605	36,653,937
Less: accumulated depreciation and amortization	(2,232,083)	(181,943)	(2,414,026)	(2,903,646)	(30,441)	(2,934,087)
Net fixed assets	24,310,659	2,219,115	26,529,774	33,709,686	10,164	33,719,850

Other assets:
Investment property, net	1,733,334	110,520	1,843,854	1,872,366	(485)	1,871,881
Mining right, net	3,147,161	359,670	3,506,831	3,347,484	184,923	3,532,407
Long term investments	214,861	3,599,754	3,814,615	3,889,182	2	3,889,184
Restricted Cash	-	132,517	132,517	-	136,453	136,453
Notes receivable	-	3,114,779	3,114,779	4,790,480	220,653	5,011,133
Total other assets	5,095,356	7,317,240	12,412,596	13,899,512	541,546	14,441,058

TOTAL ASSETS	$44,501,536	$4,061,498	$48,563,034	$55,018,251	$883,925	$55,902176

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	$-	$9,276,192	$9,276,192	$10,552,091	$(1,082,266)	$9,469,825
Notes payable	9,032,297	(9,032,297)	-	-	-	-
Accounts payable	4,021,991	825	4,022,816	6,011,492	734,030	6,745,522
Advance from customers	3,241,437	(1,749,328)	1,492,109	2,721,869	(295,734)	2,426,135
Accrued liabilities	1,431,692	(1,178,934)	252,758	1,754,584	(1,341,210)	413,374
Other payables	2,090,887	(515,745)	1,575,142	4,746,160	(3,598,945)	1,147,215
Shareholder loans	6,574,868	1,271,870	7,846,738	7,568,227	1,308,788	8,877,015
Current portion of long term obligation	-	-	-	-	1,082,266	1,082,266
Current portion of deferred income	-	104,680	104,680	-	188,505	188,505
Total current liabilities	26,393,172	(1,822,737)	24,570,435	33,354,423	(3,004,566)	30,349,857

Long Term Obligation	2,040,720	609,621	2,650,341	1,623,399	-	1,623,399
Deferred income	-	2,118,582	2,118,582	1,664,841	319,546	1,984,387
Total liabilities	28,433,892	905,466	29,339,358	36,642,663	(2,685,020)	33,957,643

Stockholders’ equity:
Common stock: authorized 200,000,000 shares of $0.001 par value; 45,000,000 shares issued and outstanding	45,000	-	45,000	45,000	-	45,000
Additional paid-in capital	10,596,408	(1,940,603)	8,655,805	8,655,805	-	8,655,805
Retained earnings	5,601,224	(1,812,752)	3,788,472	6,692,664	(986,142)	5,706,522
Statutory reserves	734,982	4,774,645	5,509,627	1,189,058	4,660,044	5,849,102
Accumulated other comprehensive income	(909,970)	2,134,742	1,224,772	1,793,061	(104,957)	1,688,104
Total stockholders’ equity	16,067,644	3,156,032	19,223,676	18,375,588	3,568,945	21,944,533

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$44,501,536	$4,061,498	$48,563,034	$55,018,251	$883,925	$55,902,176

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

Condensed Consolidated Statements of Operations

	Three months ended February 29, 2008			Three months ended May 31, 2008
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

Revenues	$7,706,030	$(29,729)	$7,676,301	$4,487,945	$3,842	$4,491,787
Cost of revenues	(4,352,202)	211,432	(4,140,770)	(3,799,029)	114,487	(3,684,542)
Gross profit	3,353,828	181,703	3,535,531	688,916	118,329	807,245

Operating expenses:
Selling and marketing	(158,629)	(30,290)	(188,919)	(52,948)	(45,728)	(98,676)
General and administrative	(807,200)	(173,960)	(981,160)	(664,888)	203,504	(461,384)
Options issued for services	(315,000)	315,000	-	-	-	-
Total operating expenses	(1,280,829)	110,750	(1,170,079)	(717,836)	157,776	(560,060)

(Loss) income from operations	2,072,999	292,453	2,365,452	(28,920)	276,105	247,185

Other income and expenses
Non-operating income	97,192	(32,633)	64,559	55,855	33,053	88,908
Finance expenses, net	(197,960)	209	(197,751)	(292,783)	9,830	(282,953)
Government subsidies		44,921	44,921		27,419	27,419
Non-operating expenses	(64,549)	35,776	(28,773)	(103,269)	(35,879)	(139,148)

(Loss ) income before income taxes	1,907,682	340,726	2,248,408	(369,117)	310,528	(58,589)

Provision for income taxes	(592,692)	(233)	(592,925)	(167,583)	(231)	(167,814)

Net (loss) income	1,314,990	340,493	1,655,483	(536,700)	310,297	(226,403)

Other comprehensive income
Foreign currency translation adjustment	(972,550)	2,018,099	1,045,549	(1,009,575)	1,582,659	573,084
Total comprehensive (loss) income	$342,440	$2,358,592	$2,701,032	$(1,546,275)	$1,892,956	$346,681

Net (loss) income per common share basic and diluted	$0.029	$0.008	$0.037	$(0.012)	$0.007	$(0.005)

Weighted average common shares outstanding basic and diluted	45,000,000	-	45,000,000	45,000,000	-	45,000,000

	Three months ended August 31, 2008			Three months ended November 30, 2008
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

Revenues	$2,173,319	$1,590	$2,174,909	$5,195,499	$345,601	$5,541,100
Cost of revenues	(2,453,152)	(32,368)	(2,485,520)	(3,086,834)	(555,332)	(3,642,166)
Gross profit (loss)	(279,833)	(30,778)	(310,611)	2,108,665	(209,731)	1,898,934

Operating expenses:
Selling and marketing	(22,738)	(1,022)	(23,760)	-	(82,943)	(82,943)
General and administrative	(423,078)	63,607	(359,471)	(285,143)	(185,185)	(470,328)
Total operating expenses	(445,816)	62,585	(383,231)	(285,143)	(268,128)	(553,271)

(Loss) income from operations	(725,649)	31,807	(693,842)	1,823,522	(477,859)	1,345,663

Other income and expenses
Non-operating income	63,838	(23,603)	40,235	3,244,288	(3,118,065)	126,223
Finance expenses, net	(277,399)	(9,724)	(287,123)	(185,649)	186,182	533
Government subsidies	-	950	950	-	2,969,289	2,969,289
Non-operating expenses	(31,403)	9,890	(21,513)	(177,676)	(30,078)	(207,754)

(Loss) income before income taxes	(970,613)	9,320	(961,293)	4,704,485	(470,531)	4,233,954

Provision for income taxes	(65,007)	(80)	(65,087)	(556,443)	(121,209)	(677,652)

Net (loss) income	(1,035,620)	9,240	(1,026,380)	4,148,042	(591,740)	3,556,302

Other comprehensive income
Foreign currency translation adjustment	(576,887)	950,720	373,833	3,172,672	(3,277,091)	(104,419)
Total comprehensive (loss) income	$(1,612,507)	$959,960	$(652,547)	$7,320,714	$(3,868,831)	$3,451,883

Net (loss) income per common share basic and diluted	$(0.023)	$-	$(0.023)	$0.092	$(0.013)	$0.079

Weighted average common shares outstanding basic and diluted	45,000,000	-	45,000,000	45,000,000	-	45,000,000

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

	Three months ended February 28, 2007			Three months ended May 31, 2007
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

Revenues	$4,406,688	$(497,625)	$3,909,063	$4,774,850	$(58,502)	$4,716,348
Cost of revenues	(2,539,706)	(78,548)	(2,618,254)	(3,009,373)	(39,587)	(3,048,960)
Gross profit (loss)	1,866,982	(576,173)	1,290,809	1,765,477	(98,089)	1,667,388

Operating expenses:
Selling and marketing	(58,250)	(37,618)	(95,868)	(93,689)	(18,924)	(112,613)
General and administrative	(456,617)	(339,538)	(796,155)	(479,619)	262,642	(216,977)
Total operating expenses	(514,867)	(377,156)	(892,023)	(573,308)	243,718	(329,590)

Income from operations	1,352,115	(953,329)	398,786	1,192,169	145,629	1,337,798

Other income and expenses
Finance expenses, net	(454,575)	247,701	(206,874)	(474,618)	278,052	(196,566)
Government subsidies	-	-	-	-	65,980	65,980
Non-operating income	8,248	(2,068)	6,180	73,095	(38,169)	34,926
Non-operating expenses	(19,461)	1,454	(18,007)	(20,885)	(8,784)	(29,669)

Income before income taxes	886,327	(706,242)	180,085	769,761	442,708	1,212,469

Provision for income taxes	(92,844)	(2,243)	(95,087)	(403,508)	2,160	(401,348)

Net income	793,483	(708,485)	84,998	366,253	444,868	811,121

Other comprehensive income
Foreign currency translation adjustment	(23,740)	(2,019,879)	(2,043,619)	(94,722)	294,425	199,703
Total comprehensive (loss) income	$769,743	$(2,728,364)	$(1,958,621)	$271,531	$739,293	$1,010,824

Net income per common share basic and diluted	$0.018	$(0.016)	$0.002	$0.008	$0.010	$0.018

Weighted average common shares outstanding basic and diluted	45,000,000	-	45,000,000	45,000,000	-	45,000,000

	Three months ended August 31, 2007			Three months ended November 30, 2007
	As Previously Reported	Effect of Restatement	Restated	As Previously Reported	Effect of Restatement	Restated

Revenues	$4,104,862	$26,859	$4,131,721	$6,964,633	$560,303	$7,524,936
Cost of revenues	(3,608,947)	(16,585)	(3,625,532)	(4,439,442)	786,880	(3,652,562)
Gross profit (loss)	495,915	10,274	506,189	2,525,191	1,347,183	3,872,374

Operating expenses:
Selling and marketing	(47,680)	(10,706)	(58,386)	-	(226,908)	(226,908)
General and administrative	(477,130)	76,855	(400,275)	(326,504)	(382,465)	(708,969)
Total operating expenses	(524,810)	66,149	(458,661)	(326,504)	(609,373)	(935,877)

(Loss) income from operations	(28,895)	76,423	47,528	2,198,687	737,810	2,936,497

Other income and expenses
Finance expenses, net	(104,808)	(9,096)	(113,904)	-	(189,116)	(189,116)
Government subsidies	-	455	455	-	624,347	624,347
Non-operating income	94,546	(62,067)	32,479	404,697	(415,542)	(10,845)
Non-operating expenses	(45,822)	14,384	(31,438)	-	(40,194)	(40,194)

(Loss) income before income taxes	(84,979)	20,099	(64,880)	2,603,384	717,305	3,320,689

Provision for income taxes	(164,546)	(84)	(164,630)	(1,065,868)	2,704	(1,063,164)

Net (loss) income	(249,525)	20,015	(229,510)	1,537,516	720,009	2,257,525

Other comprehensive income
Foreign currency translation adjustment	(176,227)	2,368,978	2,192,751	1,239,866	(776,535)	463,331
Total comprehensive (loss) income	$(425,752)	$2,388,993	$1,963,241	$2,777,382	$(56,526)	$2,720,856

Net (loss) income per common share basic and diluted	$(0.006)	$0.001	$(0.005)	$0.034	$0.016	$0.050

Weighted average common shares outstanding basic and diluted	45,000,000	-	45,000,000	45,000,000	-	45,000,000

CHINA ENERGY CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED NOVEMBER 30, 2008 AND 2007

21. Subsequent Events

On July 13, 2009, the Company entered into a framework agreement which detailed the actions contemplated for the restructuring of the Company, Coal Group and Heat Power under a "variable interest entity" (“VIE”) structure to meet the current requirements of applicable PRC law.

The framework agreement provides that (i) the Company will establish a newly-formed, indirect subsidiary of the Company incorporated in the People’s Republic of China (“CEC China”), (ii) CEC China will enter an exclusive service agreement and option agreement with each of Coal Group and Heat Power (collectively, the “Operating Companies”) and a share pledge agreement with each of the Operating Companies and certain of their respective PRC Shareholders (“PRC Shareholders”). The framework agreement also requires the PRC Shareholders to fully authorize CEC China to exercise all shareholders’ rights that the PRC Shareholders can exercise in the Operating Companies. By entering into the framework agreement and subsequently setting up the structure involving the use of VIEs, the Company will have the control and the economic benefits and costs of ownership of the Operating Companies.

The Company contemplates that the restructuring process will be completed in 2010.

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company dismissed its principal independent accountant, Robert G. Jeffrey, Certified Public Accountants (“Jeffrey & Co.”) from its engagement with the Company in the second quarter of 2009.  Jeffrey & Co. was engaged by the Company in 2004. The members of the Board of Directors approved the Company’s decision to dismiss Jeffrey & Co. as the Company’s principal independent accountant.

There were no disagreements between the Company and Jeffrey & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, from the time of Jeffrey & Co.’s engagement up to the date of dismissal which disagreements that, if not resolved to Jeffrey & Co.’s satisfaction, would have caused Jeffrey to make reference to the subject matter of the disagreement in connection with its report issued in connection with the audit of the Company’s financial statements.  None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within the two fiscal years of the Company ended November 20, 2007 and 2008 and subsequently up to the date of dismissal.  The audit report of Jeffrey & Co. on the financial statements of the Company as of November 30, 2008 did not contain any adverse opinion or disclaimer of opinion, and such audit report was not qualified or modified as to uncertainty, audit scope or accounting principles.

On May 21, 2009, the Company engaged Wei, Wei & Co., LLP (“Wei & Co.”) to serve as its independent auditor.  The decision to engage Wei & Co. as the Company’s principal independent accountant was approved by the members of the Board of Directors of the Company.  During the two fiscal years of the Company ended November 30, 2007 and 2008, and through the date of the Wei & Co.’s engagement, the Company did not consult Wei & Co. regarding either: (i) the application of accounting principles to a specified transaction (either completed or proposed), or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was either the subject of a “disagreement” or “reportable event” within the meaning set forth in Regulation S-K, Item 304 (a)(1)(iv) or (a)(1)(v).

ITEM 9A(T).  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Report. Based on that evaluation, and solely as a result of the significant weakness in internal control over financial reporting described below, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were ineffective.

Significant Deficiency in Internal Control Over Financial Reporting

Management did identify a significant deficiency; a significant deficiency is a deficiency, or a combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.  Currently we do not have sufficient in-house expertise in US GAAP reporting.  Instead, we rely very much on the expertise and knowledge of external financial advisors in US GAAP conversion.  External financial advisors have helped prepare and review the consolidated financial statements.  Although we have not identified any material errors with our financial reporting or any material weaknesses with our internal controls, no assurances can be given that there are no such material errors or weaknesses existing.  To remediate this situation, we are seeking to recruit experienced professionals to augment and upgrade our financial staff to address issues of timeliness and completeness in US GAAP financial reporting.  In addition, we do not believe we have sufficient documentation with our existing financial processes, risk assessment and internal controls.  We plan to work closely with external financial advisors to document the existing financial processes, risk assessment and internal controls systematically.

We believe that the remediation measures we are taking, if effectively implemented and maintained, will remediate the significant deficiency discussed above.

Report on Internal Control Over Financial Reporting

Management recognizes its responsibility for establishing and maintaining adequate internal control over financial reporting and has designed internal controls and procedures to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial  statements and related notes in accordance with generally accepted accounting principles in the United States of America. Management assessed the effectiveness of  its internal control over financial reporting as of November 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that solely as a result of the significant weaknesses in internal control as described above, the Company did not maintain effective internal control over financial reporting as of November 30, 2008.

Changes in Internal Control Over Financial Reporting

No change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth fiscal quarter of 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures. Our management, including our Chief Executive Officer and Chief Accounting Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include, but are not limited to, the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B.   OTHER INFORMATION

None.

PART III

The following information sets forth the names of our officers and directors, their present positions, ages and biographical information within the last 5 years. Also provided is a brief description of the business experience of our directors and executive officers and significant employees during the past five years and an indication of directorships held by the directors in other companies subject to the reporting requirements of the Securities Exchange Act.

Name	Position	Period Serving	Term(1
WenXiang Ding	CEO, President, Director, Secretary, Treasurer	December 1, 2008 – November 30, 2009	1 year
YanHua Li	Director	December 1, 2008 – November 30, 2009	1 year
Fu Xu	CFO	December 1, 2008 – November 30, 2009	1 year
Locksley Samuels	Director	December 1, 2008 – November 30, 2009	1 year

(1)	Directors hold office until the next annual stockholders’ meeting or until a successor or successors are elected and appointed

WenXiang Ding became our CEO, President, Director, and Treasurer on November 5, 2004. Mr. Ding is responsible for implementing our investment projects, financial budgets and forecasts, overseeing research and development and human resources and marketing.

Mr. Ding is also responsible for our overall direction and various initiatives as needed from time to time in maintaining the health of the Company. Mr. Ding is currently overseeing our marketing and public relations efforts in maintaining current customers and attracting new customers and also initiating contracts with sectors of the Inner Mongolia government for expansion of electrical and heating networks.

In August, 2000, Mr. Ding became the Executive Director and General Manager of Coal Group where he brought his experience in the coal industry from serving as the Chief Accountant and, Operations Director of Inner Mongolia Coal of the People’s Republic of China General Political Department. Mr. Ding also founded Heat Power in September 2003 where he serves as the General Manager. Mr. Ding’s position as General Manager of Coal Group and Heat Power holds the same responsibilities as his position as our President.

In 1993, Mr. Ding obtained training in coal mine management from the Beijing Coal Management Institute. During 2002, he obtained further training in coal mine production and public utility management from the Inner Mongolia Coal Industry Bureau and Erdos City Construction Bureau, respectively.

YanHua Li became our Director on November 5, 2004. Her responsibilities include overseeing our finance and human resources departments.

Ms. Li is also the General Manager of Inner Mongolia XiangRong Commercial and Trade Co., Ltd. where she oversees the finance department and responsible for operations management and has been for the past 5 years. Ms. Li does not have any technical training in her field of finance, human resources and operations management. Ms. Li is the spouse of Wenxiang Ding.

Fu Xu was appointed CFO of the Company on February 20, 2008. Mr. Xu will oversee the Company’s financial department, and will work closely with the President in implementing investment projects, financial budgets and forecasts.

Mr. Fu Xu obtained his diploma in Financial Management from the Inner Mongolia Finance and Economics Academy in 1989. Mr. Xu brings his experience in financial management and internal audit from his work from previous companies of which he was appointed CFO. From 1989 until 2000, Mr. Xu was the CFO of Inner Mongolia Foreign Trade Group Co., Ltd. From 2000 until 2007, Mr. Xu was the CFO of Inner Mongolia XiRiMu Dry Goods Co., Ltd.

Mr. Xu does not have family relationships with any other director or executive officer of the Company, and has not been a party to any transaction with the Company during the past fiscal year ended November 30, 2008. The Company currently does not have an employment agreement with Mr. Xu.

Locksley Samuels was appointed Director on January 31, 2008 and will be responsible for our sales and marketing efforts for Coal Group. Mr. Samuels is currently the President of Eurotrend Manufacturing Co., Ltd., ("Eurotrend") providing services for design, manufacturing and installation of custom kitchen cabinetry. Mr. Samuels has been the President of Eurotrend since its inception in 1984.

Mr. Samuels obtained his Bachelors of Applied Sciences degree in Chemical Engineering from the University of Waterloo in Ontario, Canada in 1975.

Subsequent Events:

Effective January 15, 2009, Locksley Samuels resigned as director of the registrant. Mr. Samuels resigned as a result of personal reasons.  Mr. Fu Xu, the Chief Financial Officer of the Company, submitted his resignation effective as of December 14, 2009.  There were no disagreements between Mr. Xu and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in his resignation. On December 14, 2009, the Board of Directors of the Company appointed Alex (Yuan) Gong as the Chief Financial Officer of the Company.

Audit Committee Financial Expert

We do not have an audit committee financial expert serving on the audit committee. Under the applicable Securities and Exchange Commission standard, an audit committee financial expert means a person who has the following attributes:

•	An understanding of generally accepted accounting principles and financial statements;

•	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•
Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•	An understanding of internal controls and procedures for financial reporting; and

•	An understanding of audit committee functions.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a)of the Exchange Act requires our officers and directors, and persons who own more than 10% of the its common stock, to file reports of ownership and changes of ownership of such securities with the United States Securities and Exchange Commission. As of the year ended November 30, 2008, not all of our officers and directors and persons who own more than 10% of our common stock timely filed their Form 4 statements.

Code of Ethics

We do not have a code of ethics.

DIRECTORS’ COMPENSATION

Our Directors are paid on a salary basis and do not receive compensation for serving on the Board of Directors. Directors are reimbursed for any expenses incurred on behalf of the Company.

ITEM 11.  EXECUTIVE COMPENSATION

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal year ended November 30, 2008 and 2007.

		LONG TERM COMPENSATION
NAME	TITLE	YEAR	SALARY	BONUS	OTHER ANNUAL COMPENSATION	RESTRICTED OPTION STOCK/ PAYOUTS AWARDED (1)	SARS $	LTIP COMPENSATION	ALL OTHER COMPENSATION
WenXiang Ding	President, CEO, Secretary and Director	2008	$6,800	-0-	-0-	70,000	-0-	-0-	-0-
		2007	$6,800	-0-	-0-	-0-	-0-	-0-	-0-
YanHua Li	Director	2008	$5,100	-0-	-0-	-0-	-0-	-0-	-0-
		2007	$5,100	-0-	-0-	-0-	-0-	-0-	-0-
Fu Xu	CFO	2008	$9,000	-0-	-0-	-0-	-0-	-0-	-0-
		2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Locksley Samuels	Director	2008	-0-	-0-	-0-	21,000	-0-	-0-	-0-
		2007	N/A	N/A	N/A	-0-	N/A	N/A	N/A

(1)	Represents expense recognized in accordance with SFAS 123(R) as described in Note 14 of the audited financial statements included in Item 8.

The terms of the employment agreements are summarized as follows:

Duration of the agreement - usually set for 2 years and renewable at the discretion of management.

Work content – responsibilities and title held.

Labor protection laws applicable to the employee – type of training to be received.

Compensation – frequency of payments and any other benefits received.

Labor discipline laws applicable to the employee.

Social insurance – benefits received under the applicable laws such as unemployment insurance, paid maternity leave, etc.

Occupational training – training period specified and repayment to employer if employee has terminated employment.

Termination - grounds for termination and procedures.

Stock Option Grants

On February 11, 2008, the Board of Directors approved the granting of options to purchase a total of 4,500,000 shares of common stock as described in the 2008 Stock Option Plan (the “2008 Plan”) to directors, officers, employees and consultants of the Company.

Consulting Agreements

We do not have any consulting agreements with any of our officers or directors and we will not pay our directors any amount for acting on the Board of Directors. We have employment contracts with Mr. Ding and Ms. Li.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth as of March 16, 2009 certain information regarding the beneficial ownership of our common stock by:

1.           each person who is known by us to be the beneficial owner of more than 5% of the common stock,

2.           each of our directors and executive officers and

3.           all of our directors and executive officers as a group.

The persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

As of March 16, 2009, 45,000,000 shares with a par value of $0.001 per share were issued and outstanding. We are authorized to issue 200,000,000 shares with a par value of $0.001 per share.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner		% Class (1)
Officers and Directors:
None	-	-		-

Officers and Directors as a Group		-		-

5% Shareholders:

Common Stock	Georgia Pacific Investments Inc. No. 5 New Road, Belize City, Belize	20,589,107	(2)	46%

Common Stock	Axim Holdings Inc. No. 5 New Road, Belize City, Belize	10,000,000	(2)	22%

Common Stock	YuhHsin Liu Room 1308, Wan De Mansion, No.1019 Shen Nan Zhong Lu, Shenzhen 518046, China	2,700,000		6%

Officers, Directors and 5%		33,289,407		74%

Shareholders as a Group

(1)	Based on 45,000,000 shares outstanding as of March 16, 2009.
(2)	Shares are held pursuant to the Share Trust Agreement and Trust Agreement. Please refer to Exhibit 10.2 and 10.3.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Acquisition of Subsidiary

On November 30, 2004, we entered into a Share Exchange Agreement with Coal Group and Heat Power, both Chinese Corporations, whereby we acquired all the issued and outstanding stock of Coal Group and 49% of the issued and outstanding stock of Heat Power for consideration of 45,000,000 shares of our common stock. These shares were exempt from registration under Regulation S of the Securities Act as they were made to off-shore, non US residents.

The remaining 51% of Heat Power is owned by Coal Group. In September 2003, our President and majority shareholder, Mr. Ding, acquired a 70% interest in Heat Power. That interest was acquired through a contribution of property which is used by Heat Power in its operations. The property has been capitalized at the original cost to Mr. Ding. In February, 2004 Mr. Ding transferred this equity interest to Coal Group. In March 2004, Coal Group sold 15% of its interest to another shareholder. In August of 2004, a further 4% interest was sold to a shareholder leaving 51% to be owned by Coal Group. As a result of the Share Exchange Agreement, Coal Group and the Company together now control 100% of the outstanding capital stock of Heat Power.

Coal Group and Heat Power thus became our controlled subsidiaries. The shareholders of both companies unanimously agreed to enter into the Agreement for the purposes of restructuring in anticipation of becoming listed on the OTC Bulletin Board. We were formed by the shareholders of Coal Group and Heat Power for this purpose and prior to entering into the Agreement; we had no assets, liabilities or equity and had not issued any of our shares. As a result of entering into the Agreement; the shareholders of Coal Group and Heat Power became our shareholders. The 45,000,000 shares were allocated based on the capital contributions or ownership of Coal Group and Heat Power. The Agreement therefore was a non-arms length transaction.

On December 30, 2007, CEC acquired PPI, a Nevada company with no assets, liabilities, or equity. CEC holds 100% of the issued and outstanding shares of PPI, or 5,000 common shares with a par value of $ 0.001.

On December 31, 2007, PPI entered into a Trust Agreement with all the registered shareholders of Coal Group, and that of Heat Power, whereby under the terms of the Trust Agreement, all the shareholders are obligated to hold their interests in Coal Group and Heat Power in (represented by their registered paid up capital contributions to date) trust for PPI, for an 8 year term, extendable for another 5 more years. Coal Group is a wholly owned subsidiary of CEC and Heat Power is 51% owned by Coal Group and 49% owned by CEC. Please refer to Exhibit 10.1.

Shareholder Loans

Our shareholders have advanced the following amounts to Heat Power for the purposes of satisfying working capital needs as of November 30, 2008:

Ordos City YiYuan Investment Co. Ltd.	$1,535,992
Hangzhou Dayovan Group, Ltd.	5,101,839
Xinghe County Haifu Coal Transportation & Sales Co., Ltd.	1,760,278
WenXiang Ding	2,071,366
Wenhua Ding	248,688
Total	$10,718,163

These loans are payable upon demand and interest is charged at 6.31% per annum on balances owing. We have no formalized agreements with our shareholders guaranteeing that certain amounts of funds will be available to us in the future. We may exhaust this source of funding anytime.

We expect this source of funding to continue; however, in the event shareholder loans are no longer granted to us, we may obtain long or short term financing or downsize our operations. There are no formal agreements in place with respect to shareholder loans.

Transactions involving our directors, officers, principal shareholders consist of the above noted principal shareholders providing shareholder loans to fund our thermoelectric plant expansion and working capital needs. There is no formal agreement with principal shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Below is the aggregate amount of fees billed for professional services rendered by our principal accountants with respect to the Company’s last two fiscal years:]

	2007	2008
Audit fees	$50,000	$50,000
Audit-related fees
Tax fees
All other fees
Total	$50,000	$50,000

All of the professional services rendered by principal accountants for the audit of the our annual financial statements that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for last two fiscal years were approved by the Board of Directors.

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description

3.1	Certificate of Incorporation, dated October 14, 2002-Omega Project Consultations Inc. *
3.2	Certificate of Incorporation, dated November 3, 2004- China Energy Corporation *
3.3	Articles of Incorporation, dated October 11, 2002- Omega Project Consultations Inc. *
3.4	Certificate Amending Articles of Incorporation dated November 3, 2004 changing our name to “China
Energy Corporation” and increase our authorized capital to 200,000,000 from 75,000,000. *
3.5	Bylaws, effective October 12, 2002 *
10.1	Share Exchange Agreement between China Energy Corporation and Inner Mongolia Tehong Coal Group
Co., Ltd and Inner Mongolia Zhunger Heat Power Co., Ltd., dated November 30, 2004. *
10.2	Trust Agreement between PPI and Coal Group and Heat Power dated December 31, 2007**
10.3	Share Trust Agreement between PPI, Axim and GPI dated January 3, 2008**
10.4	2008 Stock Option Plan ***
10.5	LaiYeGou Coal Mine Permit
23.1	Auditor Consent Letter dated March 12, 2008
31.1	RULE 13A-14(A) CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
31.2	RULE 13A-14(A) CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
32.1	SECTION 1350 CERTIFICATION OF THE CHIEF EXECUTIVE OFFICERS
32.2	SECTION 1350 CERTIFICATION OF THE CHIEF FINANCIAL OFFICERS

*	Incorporated by reference from our Form SB-2 that was originally filed with the SEC on September 27, 2005.
**	Incorporated by reference from Form 8K filed with the SEC on January 14, 2008.
***	Incorporated by reference from Form 8K filed with the SEC on February 13, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this    day of                   ..

CHINA ENERGY CORPORATION

By:
WenXiang Ding
President, Chief Executive Officer, Secretary, Treasurer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this amended report has been signed below by the following persons on behalf of the Company and in the capacities indicated below and on the dates indicated.

Signatures	Title	Date

/s/ WenXiang Ding	President, Chief Executive Officer, Secretary, Treasurer and Director
WenXiang Ding

/s/ Yanhua Li
Yanhua Li	Director

/s/ Alex Gong
Alex Gong	Chief Financial Officer